     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996


                                                              FILE NO.: 333-3994
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

            CALIFORNIA                             5013                             95-2920557
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                             700 East Bonita Avenue
                            Pomona, California 91767
                                 (909) 624-8041

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               CHARLES J. HOGARTY
                                   President
                             700 East Bonita Avenue
                            Pomona, California 91767
                                 (909) 624-8041
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

         PAUL H. IRVING, Esq.                    JAMES C. LOCKWOOD, Esq.
    Manatt, Phelps & Phillips, LLP                LAWRENCE SCHNAPP, Esq.
     11355 West Olympic Boulevard         Troy & Gould Professional Corporation
    Los Angeles, California 90064                 1801 Century Park East
            (310) 312-4196                    Los Angeles, California 90067
                                                      (310) 553-4441

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                 CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B)
                               OF REGULATION S-K

FORM S-1 ITEM NUMBER AND CAPTION                                                 LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Facing Page of Registration Statement; Cross-
                                                                   Reference Sheet; Outside Front Cover Page of
                                                                   Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page of Prospectus; Outside Back
                                                                   Cover Page of Prospectus; Additional Information
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page of Prospectus; Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Shareholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Outside Back
                                                                   Cover Page of Prospectus; Underwriting
       9.  Description of Securities to be Registered...........  Dividend Policy; Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............                            *
      11.  Information with Respect to the Registrant...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                   Summary; Risk Factors; Dividend Policy;
                                                                   Capitalization; Selected Financial Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Business;
                                                                   Management; Principal and Selling Shareholders;
                                                                   Description of Capital Stock; Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Management

- ------------
* Omitted because item is not applicable or the answer is negative.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 17, 1996


PROSPECTUS

                                2,700,000 SHARES
                [Logo]  KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                  COMMON STOCK
                                  ------------

    Of the 2,700,000 shares of Common Stock being offered hereby, 1,500,000 shares are being offered by Keystone Automotive Industries, Inc. ("Keystone" or the "Company") and 1,200,000 shares are being offered by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

    Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It currently is anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "KEYS," subject to official notice of issuance.

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                ---------------

THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            UNDERWRITING                       PROCEEDS TO
                                            DISCOUNTS AND     PROCEEDS TO        SELLING
                          PRICE TO PUBLIC  COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
Per Share...............         $                $                $                $
Total(3)................         $                $                $                $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated to be $650,000 payable by the Company.

(3) The Selling Shareholders have granted the Underwriters a 30-day option from the date of this Prospectus to purchase up to 405,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to  Selling Shareholders will be $      , $       and $      , respectively.
    If such option is exercised, the Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders. See "Underwriting."

                                ----------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the Underwriters' right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common
Stock offered hereby will be made on or about            , 1996.

                                ----------------

MORGAN KEEGAN & COMPANY, INC.                              CROWELL, WEEDON & CO.

                THE DATE OF THIS PROSPECTUS IS            , 1996

 "[Logo] Providing A Competitive Choice To The Collision Repair Industry Since
                                     1947"

  (Map of the continental United States showing the locations of the regional hubs,
          service centers and manufacturing facilities of the Company)

    The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.
    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

(Clockwise from top)
"Steel and Plastic Bumpers"
(Photograph of steel and plastic bumpers)
"Radiators and Condensers"
(Photograph of radiators and condensers)
"Automotive Body Parts"
(Photograph of automotive body parts)
"Automotive Paint and Body Supplies"
(Photograph of automotive paint and body supplies)
"Keystone Route Salesperson"
(Photograph of Keystone route salesperson)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS REFLECTS A 3.8467-FOR-1 STOCK SPLIT EFFECTED IN APRIL 1996 AND ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    Keystone Automotive Industries, Inc. ("Keystone" or the "Company") is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone distributes its products primarily to collision repair shops throughout most of the United States. The Company's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as the paint and other materials used in repairing a damaged vehicle. Keystone sells approximately 13,000 different stock keeping units to over 17,000 collision repair shops out of an estimated 48,000 shops nationwide. Founded in Southern California in 1947, the Company operates a "hub and spoke" distribution system consisting of 41 service centers of which six serve as regional hubs. The Company's service centers are located in 24 states in the West, Midwest, Northeast and South, as well as in Tijuana, Mexico. From these service centers, Keystone's 250 professionally trained salespersons call on an average of 4,000 collision repair shops per day. In addition, the Company has two facilities which remanufacture collision damaged alloy wheels and one facility which recycles chrome bumpers.

    For the fiscal year ended March 29, 1996, Keystone generated record revenues of $115.3 million, operating income of $6.7 million before certain charges and net income of $3.1 million. These results represented increases of approximately 13.5%, 33.7% and 120.9%, respectively, over revenues of $101.6 million, operating income of $5.0 million before certain charges and net income of $1.4 million in fiscal 1995. For fiscal 1996 and 1995, the Company generated increases in comparable service center sales of 10% and 19%, respectively. This growth has been due primarily to a combination of (i) the acquisition of smaller distributors both in the Company's existing markets and new geographic markets,
(ii) the expansion of existing product lines and the introduction of new product lines and (iii) increased demand for aftermarket collision parts.

    The Aftermarket Body Parts Association ("ABPA"), the principal industry trade group, estimates that the wholesale market for aftermarket collision parts in the United States and Canada has grown since its inception in the early 1980s to between $800 million and $1.2 billion in annual expenditures, or approximately 10% of the collision parts market. Substantially all of the remainder of the collision parts market consists of parts produced by original equipment manufacturers ("OEMs"), which prior to 1980 were the sole source of all collision parts. Aftermarket collision parts generally sell for between 20% and 40% less than comparable OEM parts. The market for aftermarket collision parts has grown primarily due to the increasing availability of such parts and cost containment efforts by the insurance industry. Industry sources estimate that approximately 80% of all automobile collision repair work in the United States is covered in part by insurance.

    The aftermarket collision parts distribution industry is highly fragmented and is consolidating. The Company's competitors generally are independently owned distributors operating from one to three locations. As a result of the increasing number of aftermarket collision parts and makes and models of automobiles, there is increasing pressure on distributors to maintain larger inventories. In addition, the trend towards larger, more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and value-added services, including training, that collision repair shops require in their increasingly complex and competitive industry. As a result of its competitive strengths, the Company believes that it is better positioned than its generally smaller competitors to meet the demands of its customers.

    Keystone believes that its growth in sales and earnings has been and will continue to be driven by its competitive strengths, which include the following:

    - LEADING MARKET POSITION. The Company believes that its market position and distribution system enable it to offer its customers one of the broadest available selections of aftermarket collision parts, just-in-time delivery, lower prices due to volume purchasing, worldwide product sourcing, priority access to new products and superior technical expertise.

    - RELATIONSHIP WITH INSURANCE COMPANIES. Since the founding of its business in 1947, the Company has fostered its relationship with insurance companies whose efforts to contain the escalating costs of collision repairs have been a principal factor in the growth of the market for aftermarket collision parts.

    - EXPERIENCED MANAGEMENT. Keystone's executive officers have been employed by the Company for an average of over 24 years, and the Company's service center managers for an average of over nine years. The experience and tenure of the Company's personnel and the relationships they have established over the years with collision repair shop operators have been instrumental in the growth of the Company.

    - ENTREPRENEURIAL CORPORATE CULTURE. The manager of each service center is responsible for its day-to-day operations and is eligible to earn a bonus of up to 100% of base salary based on the financial performance of the service center.

    - SUPERIOR CUSTOMER SERVICE. The Company strives to develop every aspect of its business to provide responsive customer service and to foster close customer relations. In particular, the Company maintains large inventories of parts to meet diverse customer requirements, provides prompt delivery of customer orders, usually within 24 hours, by professionally trained route salespersons and has a policy of complete customer satisfaction backed by a limited warranty of parts for as long as the repair shop's customer owns the repaired vehicle.

    - MANAGEMENT INFORMATION AND OTHER SYSTEMS. The Company uses proprietary computerized order taking, inventory control and management information systems in an effort to achieve additional operating efficiencies and a higher level of customer service.

    The Company intends to continue increasing its market share through an integrated strategy of acquisitions, the introduction of new product lines and the expansion of its existing product lines. Since April 1992, the Company has acquired 19 service centers, of which five have been consolidated with existing locations and three have been closed, and has opened three additional service centers. The Company seeks to acquire well-established local distributors with strong management and significant market share either to expand into new geographic markets or to increase its penetration of existing markets. Keystone also continually expands its existing product lines as additional aftermarket collision parts become available. Since April 1991, the Company has introduced such additional products as paint and related supplies and equipment, radiators and condensers, head and tail lamp assemblies, autoglass and remanufactured alloy wheels.

    The Company's principal executive offices are located at 700 East Bonita Avenue, Pomona, California 91767, and its telephone number is (909) 624-8041.

                                  THE OFFERING

Common Stock offered by the Company.....................  1,500,000 shares
Common Stock offered by the Selling Shareholders........  1,200,000 shares(1)
Common Stock to be outstanding after the Offering.......  7,300,000 shares(2)
Use of proceeds.........................................  The net proceeds  will be used  to pay  down  the  Company's  line of
                                                          credit  with   a   bank   and   in
                                                          connection   with   the   proposed
                                                          acquisition  of  seven  additional
                                                          service centers. Subsequent to the
                                                          Offering,  the Company  intends to
                                                          use its line of credit for general
                                                          corporate   purposes    and    the
                                                          acquisition  of  service  centers.
                                                          The Company will  not receive  any
                                                          proceeds  from the  sale of shares
                                                          by the  Selling Shareholders.  See
                                                          "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  KEYS

- ------------
(1) See "Principal and Selling Shareholders."

(2) Excludes 730,000 shares reserved for issuance under the Company's stock incentive plan. See "Management -- Stock Incentive Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA
     (In thousands, except share and per share amounts and operating data)

                                                                          FISCAL YEAR(1)
                                                       -----------------------------------------------------
                                                         1992       1993       1994      1995(2)     1996
                                                       ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
  Net sales..........................................  $  75,234  $  77,320  $  84,884  $ 101,596  $ 115,326
  Gross profit.......................................     28,706     30,062     33,688     40,064     45,080
  Certain charges(3).................................      1,726        958      1,092      1,790        393
  Operating income...................................      2,151        883      1,777      3,203      6,285
  Net income.........................................        789         78        516      1,406      3,106
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
  Net income per common share(4).....................  $    0.13  $    0.01  $    0.09  $    0.24  $    0.54
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
  Weighted average common shares outstanding(4)(5)...  5,862,909  5,862,755  5,862,755  5,805,166  5,800,000
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
OPERATING DATA (UNAUDITED):
  Number of service centers
    Starting sites...................................         27         30         40         38         42
      Sites acquired.................................         --         12         --          5          2
      Sites opened...................................          3         --         --         --         --
      Sites consolidated.............................         --          2         --          1          2
      Sites closed...................................         --         --          2         --          1
    Ending sites.....................................         30         40         38         42         41
  Comparable service center sales increase
    (decrease)(6)....................................          4%       (8)%         8%        19%        10%

                                                                                                 MARCH 29, 1996
                                                                                           --------------------------
                                                                                            ACTUAL    AS ADJUSTED(7)
                                                                                           ---------  ---------------
BALANCE SHEET DATA:
  Working capital........................................................................  $  10,319     $  22,224
  Total assets...........................................................................     43,035        46,040
  Total current liabilities..............................................................     26,711        17,811
  Long-term debt, less current maturities................................................        813           813
  Shareholders' equity...................................................................     15,475        27,380

- ------------
(1) All references in this Prospectus to fiscal 1992 through fiscal 1996 are to the fiscal years ended March 27, 1992, March 26, 1993, March 25, 1994, March 31, 1995 and March 29, 1996, respectively.

(2) Fiscal 1995 contained 53 weeks.

(3) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting of compensation pursuant to the Company's expired Restricted Stock Option Plan, compensation for the founding shareholders whose compensation terminated with their retirement effective March 31, 1996, contributions to the Company's Employee Stock Ownership Plan (the "ESOP") and a payment made in settlement of litigation. Operating income before certain charges was $3,877,000, $1,841,000, $2,869,000, $4,993,000 and $6,678,000 in fiscal 1992, 1993, 1994, 1995 and
    1996, respectively. See "Selected Financial Information."

(4) All share and per share amounts have been adjusted retroactively for a 3.8467-for-1 stock split effected on April 16, 1996.

(5) Includes Common Stock equivalents attributable to stock options outstanding, which are not material.

(6) Comparable service center sales have been computed using sales of service centers that were open during both fiscal years being compared.

(7) Adjusted to give effect to the sale of the 1,500,000 shares offered by the Company at $9.00 per share (the midpoint of the filing range set forth on the cover page of this Prospectus) and the anticipated use of the estimated net proceeds therefrom, including the repayment of indebtedness. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

    ACQUISITION STRATEGY AND INTEGRATION OF ADDITIONAL SERVICE CENTERS. A principal component of the Company's growth strategy is to acquire smaller distributors operating in markets in which the Company currently operates, as well as in new geographic markets. Since April 1992, the Company has completed eight acquisitions of a total of 19 service centers, of which five have been consolidated with existing locations and three have been closed, and has opened three additional service centers. The Company's ability to maintain or exceed its historical growth rate will depend in large part on its ability to execute successfully its acquisition strategy. The successful execution of this strategy will depend on the Company's ability to identify and to compete for appropriate acquisition candidates, to consummate such acquisitions on terms favorable to the Company (including obtaining acquisition financing, if necessary), to retain and expand the sales and profitability of the acquired centers and to integrate acquired centers into its financial and reporting control and data processing systems. The success of the Company's acquisition strategy also is subject to the Company's ability to anticipate the changes that continued growth would impose on these systems and management. There can be no assurance that the Company will be successful in executing its strategy. Although the Company regularly evaluates new geographic markets and potential acquisition candidates, and believes that numerous acquisition opportunities exist due to the preponderance of small local and regional competitors, as of the date of this Prospectus, there were no existing commitments or agreements with respect to any acquisition, other than as described in "Business -- Growth Strategy -- Acquisitions and Service Center Additions."

    COMPETITION. Based upon industry estimates, the Company believes that 85% of collision parts are supplied by OEMs, compared with approximately 10% by distributors of aftermarket collision parts and 5% by distributors of salvage parts. The Company encounters intense competition from OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts than the Company. Accordingly, OEMs are in a position to exert pricing and other competitive pressures on the Company. The distribution industry for aftermarket collision parts is highly fragmented. The Company's competitors generally are independently owned distributors operating from one to three locations. The Company expects to encounter significant competition in the future from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors. See "Business -- Competition."


    DEPENDENCE ON KEY AND FOREIGN SUPPLIERS. The Company is dependent on a small number of suppliers. For fiscal 1996, the Company's ten largest suppliers accounted for approximately 60% of the products purchased by the Company. Although alternative suppliers exist for substantially all products distributed by the Company, the loss of any one supplier could have a material adverse effect on the Company until alternative suppliers are located and have commenced providing products. During fiscal 1996, the Company imported approximately 33% of its products, substantially all of which were imported from Taiwan. As a result, the Company's operations are subject to the customary risks of doing business abroad, including, among other things, transportation delays, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls or quotas, as well as the uncertainty regarding the future relationship between China and Taiwan. Any significant disruption in the Taiwanese sources of supply or in the Company's relationship with its suppliers located in Taiwan could have a material adverse effect on the Company. The percentage of imported products may decline in the future if sales of autoglass, paint and other materials and equipment and remanufactured alloy wheels, all of which are manufactured in the United States, continue to grow. The Company purchases products from foreign suppliers in United States dollars and, accordingly, its results of operations could be materially and adversely affected by a devaluation in the dollar. See "Business -- Suppliers."


    ACCEPTANCE OF AFTERMARKET COLLISION PARTS. Although the market for aftermarket collision parts is estimated to have grown since its inception in the early 1980s to between $800 million and $1.2 billion in annual expenditures in 1995, the Company's business is highly dependent upon the continued acceptance of such parts by insurers, collision repair shops, consumers and governmental agencies. In particular, the availability of aftermarket collision parts has been a major factor in the insurance industry's ability and efforts to contain the escalating costs of collision repairs. Based upon industry sources, the Company estimates that approximately 80% of automobile collision repair work is covered in part by insurance. Accordingly, the Company's business is highly dependent upon the continued acceptance of aftermarket collision parts by the insurance industry. See "Business -- Industry Overview" and "Business -- Ford Litigation."

    CONSOLIDATION OF COLLISION REPAIR SHOPS. The collision repair shop industry is in the process of consolidation. The trend towards larger, more efficient collision repair shops will increase the competition among distributors for the remaining accounts and the pressure on distributors to provide price concessions and just-in-time delivery, maintain larger inventories and offer training and other value-added services, which may have a material adverse effect on the Company's sales and profitability. See "Business -- Industry Overview."

    REDUCTION IN NUMBER OF COLLISION REPAIR JOBS. Management believes that the number of collision repair jobs has declined over the past several years, and may continue to do so, due to, among other things, automotive safety improvements, more rigorous enforcement of stricter drunk driving laws, resulting in fewer accidents and the increase in unit body construction and higher collision repair costs, resulting in a larger number of automobiles being declared a total loss in lieu of being repaired. The continuation of this decline may have a material adverse effect on the Company. See "Business -- Industry Overview -- Consolidation."

    VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY. The Company has experienced, and expects to continue to experience, a substantial variation in its sales and profitability from quarter to quarter due, in part, to the seasonal nature of the Company's business and the timing and integration of acquisitions. The number of collision repair jobs is dependent on the weather. Accordingly, the Company's sales generally are highest during the five month period between December and April. Other factors which influence quarterly variations include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variability of Quarterly Results and Seasonality."

    RELIANCE ON KEY PERSONNEL. The success of the Company depends to a great extent on the efforts of its executive officers, including Virgil K. Benton II, Charles J. Hogarty and Al A. Ronco. The loss of the services of any such person, or the failure of the Company to attract and retain other qualified personnel, could have a material adverse effect on the Company's operations. Although the Company has entered into three-year employment agreements with Messrs. Benton, Hogarty and Ronco, such agreements may be ineffective in retaining the services of such officers and do not restrict them from competing with the Company in the event of a termination of employment. In addition, although the Company has been successful in retaining the services of its senior management to date, there can be no assurance that the Company will be able to do so in the future. See "Business -- Competitive Strengths."

    COMPLIANCE WITH GOVERNMENT REGULATIONS; ENVIRONMENTAL HAZARDS. The Company and its customers are subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the United States Environmental Protection Agency (the "EPA"), have jurisdiction over the operations of the Company with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. The Company does not currently generate substantial hazardous waste in the ordinary course of its business. The Company believes it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurance can be given, however, that the Company's prior activities, or the activities of a prior owner or lessee, have not created a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon the Company. Furthermore, compliance with legislative or regulatory changes may cause future increases in the Company's operating costs or otherwise adversely affect operations. Certain of the Company's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose the Company to the inherent risk of fire. See "Business -- Government Regulation and Environmental Hazards."

    CONTROL BY EXISTING SHAREHOLDERS AND ANTI-TAKEOVER PROVISIONS. Upon the sale of the 2,700,000 shares of Common Stock offered hereby, and assuming that the Company's existing shareholders do not purchase any shares in this Offering, the Company's existing shareholders will own in the aggregate approximately 63% of the Company's outstanding Common Stock (57.5% if the Underwriters' overallotment option is exercised in full). These existing shareholders will remain in a position to elect a majority of the directors and to approve or disapprove any matter submitted to a vote of the shareholders and, accordingly, to exercise significant control over the policies and operations of the Company. The ownership positions of the existing shareholders, together with the anti-takeover effect of certain provisions in the California General Corporation Law and in the Company's Restated Articles of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."

    NO PRIOR MARKET; VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no market for the Common Stock, and there can be no assurance that an active market will develop or be sustained. The trading price of the Common Stock could be subject to significant fluctuations in response to quarterly variations in the Company's actual or anticipated operating results, changes in general market conditions and other factors. In recent years, significant price and volume fluctuations have occurred in the stock prices of companies, which often have been unrelated or disproportionate to their operating performance. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. See "Underwriting."

    SHARES ELIGIBLE FOR FUTURE SALE. Upon the completion of this Offering, there will be 7,300,000 shares of Common Stock outstanding. Of these shares, the 2,700,000 shares sold in this Offering will be freely tradeable without restriction, except for any shares purchased by an "affiliate" of the Company. The remaining 4,600,000 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company and each of its directors, officers and existing shareholders (other than the ESOP) have agreed, for a period of 270 days from the date of this Prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock in the public market, without the prior consent of the Representatives. As a result, commencing 270 days after the completion of this Offering (91 days after completion of this Offering with respect to the 1,578,335 shares held by the
ESOP), the 4,600,000 restricted shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144. The market price of the Company's Common Stock could be materially and adversely affected by the sale or availability for sale of shares now held by the existing shareholders of the Company or of shares which may be issued under the Company's stock incentive plan. See "Management -- Stock Incentive Plan," "Description of Capital Stock -- Shares Eligible for Future Sale" and "Underwriting."

    DILUTION. Purchasers in this Offering will incur an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. Without taking into account any changes in net tangible book value after March 29, 1996, other than to give effect to the sale by the Company of 1,500,000 shares of Common Stock in this Offering, based upon an assumed initial public offering price of $9.00 per share (the mid-point of the filing range set forth on the cover of this Prospectus) and after deducting the underwriting discounts and commissions and the estimated offering expenses, the net tangible book value of the Company at March 29, 1996 would have been approximately $26.8 million, or $3.68 per share. This represents an immediate increase in net tangible book value of $1.10 per share to the existing shareholders and an immediate net tangible book value dilution of $5.32 per share to purchasers in this Offering. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 1,500,000 shares of Common Stock offered by it in this Offering, after deducting offering expenses, are estimated to be $11.9 million, assuming an initial public offering price of $9.00 per share (the mid-point of the filing range set forth on the cover of this Prospectus). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


    The Company intends to use approximately $8.9 million of the net proceeds of the Offering to pay down the Company's indebtedness under its revolving line of credit with a bank, which indebtedness was incurred for general corporate purposes and acquisitions, and to use approximately $3.0 million to pay a portion of the purchase price of an acquisition, if consummated, of the inventory, locations, accounts receivable and equipment of a distributor of aftermarket collision parts currently operating seven service centers which the Company is negotiating to acquire. The aggregate purchase price of these assets is estimated to be approximately $4.0 million, payable approximately $3.0 million at closing and the balance over two years, together with interest at the prime rate. For a description of the proposed acquisition of additional service centers, see "Business -- Growth Strategy -- Acquisitions and Service Center Additions." At March 29, 1996, the outstanding balance under the Company's revolving bank line of credit was $12.3 million, $6.3 million of which bears interest at the lender's reference rate (8.25% at March 29, 1996) plus 0.25% and $6.0 million of which bears interest at LIBOR (5.695% at March 29, 1996) plus 1.5%. The line of credit expires on August 1, 1997. The amounts repaid under such line of credit will be reborrowed from time to time and may be used, together with the remaining net proceeds, if any, for general corporate purposes, including to finance the growth of new product lines and the acquisition of service centers. See "Business -- Growth Strategy." For further information with respect to the Company's line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 2 of Notes to Financial Statements.


                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to provide funds for the operation and expansion of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors, and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, general business conditions and restrictions in credit agreements. The Company's line of credit currently prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


    At March 29, 1996, the net tangible book value of the Company was approximately $14.9 million, or $2.57 per share of Common Stock. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Net tangible book value dilution represents the difference between the amount per share paid by purchasers in this Offering and the net tangible book value per share after the Offering. Without taking into account any changes in net tangible book value after March 29, 1996, other than to give effect to the sale by the Company of 1,500,000 shares of Common Stock in this Offering, based upon an assumed initial public offering price of $9.00 per share (the mid-point of the filing range set forth on the cover of this Prospectus) and after deducting the underwriting discount and the estimated offering expenses, the net tangible book value of the Company at March 29, 1996 would have been approximately $26.8 million, or $3.68 per share. This represents an immediate increase in net tangible book value of $1.11 per share to the existing shareholders and an immediate net tangible book value dilution of $5.32 per share to purchasers in this Offering, as illustrated by the following table.



Assumed initial public offering price.........................             $    9.00
  Net tangible book value per share at March 29, 1996.........  $    2.57
  Increase in net tangible book value per share attributable
   to new investors...........................................       1.11
                                                                ---------
Net tangible book value per share after this Offering.........                  3.68
                                                                           ---------
Dilution to new investors.....................................             $    5.32
                                                                           ---------
                                                                           ---------


    The following table summarizes as of March 29, 1996, the differences between the number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price per share paid by the existing shareholders and to be paid by the investors purchasing shares of Common Stock in this Offering, assuming the sale of 1,500,000 shares by the Company at an assumed initial public offering price of $9.00 per share (the mid-point of the filing range set forth on the cover of this Prospectus) and before deducting the underwriting discounts and estimated offering expenses.

                                            SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                         -----------------------  --------------------------   PRICE PER
                                           NUMBER      PERCENT       AMOUNT        PERCENT       SHARE
                                         ----------  -----------  -------------  -----------  -----------
Existing shareholders (1)..............   5,800,000       79.5%   $     218,240        1.6%    $    0.03
New investors..........................   1,500,000       20.5%      13,500,000       98.4%         9.00
                                         ----------      -----    -------------      -----
    Total..............................   7,300,000      100.0%   $  13,718,240      100.0%
                                         ----------      -----    -------------      -----
                                         ----------      -----    -------------      -----

- ------------
(1) Consists of cash and marketable securities paid for the Company's stock in connection with the incorporation of the Company in 1974 and excludes the value of services in consideration of which shares have been issued under the Company's Restricted Stock Option Plan and to the ESOP.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and the capitalization of the Company at March 29, 1996 and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $9.00 per share (the mid-point of the filing range set forth on the cover of this Prospectus) and the anticipated use of the estimated net proceeds therefrom. See "Use of Proceeds." The information set forth below should be read in conjunction with the Company's financial statements and notes thereto.

                                                                                                 MARCH 29, 1996
                                                                                              --------------------
                                                                                                            AS
                                                                                               ACTUAL    ADJUSTED
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Short-term debt:
  Line of credit............................................................................  $  12,250  $   3,350
  Bankers acceptances and short term debt...................................................      3,520      3,520
  Long-term debt, due within one year.......................................................        400        400
                                                                                              ---------  ---------
        Total short-term debt...............................................................  $  16,170  $   7,270
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Long-term debt:
  Bank credit facility, less current maturities.............................................  $     813  $     813
Shareholders' equity:
  Preferred Stock, no par value; 3,000,000 shares authorized; none issued and outstanding...         --         --
  Common Stock, no par value; 20,000,000 shares authorized; 5,800,000 shares issued and
    outstanding; 7,300,000 shares as adjusted (1)...........................................      4,299     16,204
Additional paid-in capital..................................................................        436        436
Retained earnings...........................................................................     10,740     10,740
                                                                                              ---------  ---------
        Total shareholders' equity..........................................................     15,475     27,380
                                                                                              ---------  ---------
        Total capitalization................................................................  $  16,288  $  28,193
                                                                                              ---------  ---------
                                                                                              ---------  ---------

- ------------
(1) Does not include up to 220,000 shares of Common Stock that will be reserved for issuance upon the exercise of stock options to be granted under the Company's stock incentive plan, exercisable at the initial public offering price. See "Management -- Stock Incentive Plan."

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for, and as of the end of, each of the fiscal years in the three-year period ended March 29, 1996 have been derived from financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The operating data were derived from unaudited information maintained by the Company. The selected financial data presented below for, and as of the end of, each of the fiscal years in the two-year period ended March 26, 1993 have been derived from financial statements audited by Ernst & Young LLP, independent auditors, which are not included in this Prospectus. The following data is qualified in its entirety by, and should be read in conjunction with, the other information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND OPERATING DATA)

                                                                                 FISCAL YEAR(1)
                                                              -----------------------------------------------------
                                                                1992       1993       1994      1995(2)     1996
                                                              ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
Net sales...................................................  $  75,234  $  77,320  $  84,884  $ 101,596    115,326
Cost of sales...............................................     46,528     47,258     51,196     61,532     70,246
                                                              ---------  ---------  ---------  ---------  ---------
Gross profit................................................     28,706     30,062     33,688     40,064     45,080
Selling and distribution expenses...........................     19,984     23,428     25,308     28,635     31,230
General and administrative expenses.........................      4,845      4,793      5,511      6,436      7,172
Certain charges(3)
  ESOP contribution(4)......................................        650        300        174        190         --
  Special stock compensation(5).............................         --         --        562      1,200         --
  Founders' compensation(6).................................        626        658        356        400        393
  Litigation settlement(7)..................................        450         --         --         --         --
                                                              ---------  ---------  ---------  ---------  ---------
                                                                  1,726        958      1,092      1,790        393
                                                              ---------  ---------  ---------  ---------  ---------
Operating income............................................      2,151        883      1,777      3,203      6,285
Interest expense............................................        727        767        680        962      1,156
                                                              ---------  ---------  ---------  ---------  ---------
Income before income taxes..................................      1,424        116      1,097      2,241      5,129
Income taxes................................................        635         38        447        835      2,023
Cumulative effect of accounting change for income taxes.....         --         --        134         --         --
                                                              ---------  ---------  ---------  ---------  ---------
Net income..................................................  $     789  $      78  $     516  $   1,406  $   3,106
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Net income per share(8).....................................  $    0.13  $    0.01  $    0.09  $    0.24  $    0.54
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Weighted average common shares outstanding(8)(9)............  5,862,909  5,862,755  5,862,755  5,805,166  5,800,000
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
OPERATING DATA (UNAUDITED):
Number of service centers
  Starting sites............................................         27         30         40         38         42
    Sites acquired..........................................         --         12         --          5          2
    Sites opened............................................          3         --         --         --         --
    Sites consolidated......................................         --          2         --          1          2
    Sites closed............................................         --         --          2         --          1
  Ending sites..............................................         30         40         38         42         41
Comparable service center sales increase (decrease)(10).....          4%        (8%)         8%        19%        10%

                                                                                                               MARCH 29,
                                                                                                                 1996
                                                            MARCH 27,    MARCH 26,    MARCH 25,    MARCH 31,   ---------
                                                              1992         1993         1994         1995       ACTUAL
                                                           -----------  -----------  -----------  -----------  ---------
BALANCE SHEET DATA:
Working capital..........................................   $   6,307    $   6,239    $   7,004    $   8,319   $  10,319
Total assets.............................................      30,489       29,718       34,531       36,664      43,035
Total current liabilities................................      19,935       18,653       23,046       22,640      26,711
Long-term debt, less current maturities..................         165          729          416        1,215         813
Shareholders' equity.....................................       9,676        9,754       10,569       12,369      15,475


                                                            AS ADJUSTED(11)
                                                           -----------------
BALANCE SHEET DATA:
Working capital..........................................      $  22,224
Total assets.............................................         46,040
Total current liabilities................................         17,811
Long-term debt, less current maturities..................            813
Shareholders' equity.....................................         27,380


- -----------------
 (1) All references in this Prospectus to fiscal 1992 through fiscal 1996 are to the fiscal years ended March 27, 1992, March 26, 1993, March 25, 1994, March 31, 1995 and March 29, 1996, respectively.
 (2) Fiscal 1995 contained 53 weeks.
 (3) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature. Such costs are not expected to be incurred in the future. Operating income before certain charges was $3,877,000, $1,841,000, $2,869,000, $4,993,000 and $6,678,000 in fiscal
    1992, 1993, 1994, 1995 and 1996, respectively.
 (4) Reflects contributions to the ESOP to buy back shares from retiring participants or those withdrawing from the ESOP. The Company does not intend to make contributions to the ESOP in the foreseeable future.
 (5) Reflects compensation expense incurred in connection with the issuance of stock under the Company's Restricted Stock Option Plan for executives, which plan expired in fiscal 1995.
 (6) Reflects compensation paid to the founding shareholders whose compensation terminated with their retirement effective March 31, 1996.
 (7) Reflects payments made in June 1993 in settlement of litigation with Ford Motor Company. See "Business -- Ford Litigation."
 (8) All share and per share amounts have been adjusted to reflect a 3.8467-for-1 stock split effected in April 1996.
 (9) Includes Common Stock equivalents attributable to stock options outstanding, which were not material.
(10) Comparable service center sales have been computed using sales of service centers that were open during both fiscal years being compared.
(11) Adjusted to give effect to the sale of the 1,500,000 shares offered by the Company at $9.00 per share (the midpoint of the filing range set forth on the cover page of this Prospectus) and the anticipated use of the estimated net proceeds therefrom, including the repayment of indebtedness. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

    The following table sets forth, for the periods indicated, certain selected income statement items as a percentage of net sales.

                                                                                  FISCAL YEAR
                                                               --------------------------------------------------
                                                                  1993         1994         1995         1996
                                                               -----------  -----------  -----------  -----------
Net sales....................................................      100.0%       100.0%       100.0%       100.0%
Cost of sales................................................       61.2         60.3         60.6         60.9
Gross profit.................................................       38.8         39.7         39.4         39.1
Selling and distribution expenses............................       30.3         29.8         28.1         27.1
General and administrative expenses..........................        6.2          6.5          6.3          6.2
Certain charges..............................................        1.2          1.4          1.8          0.3
                                                                   -----        -----        -----        -----
Income from operations.......................................        1.1          2.0          3.2          5.5
Interest expense.............................................        1.0          0.8          1.0          1.0
Net income...................................................        0.1%         0.6%         1.4%         2.7%
                                                                   -----        -----        -----        -----
                                                                   -----        -----        -----        -----

FISCAL 1995 COMPARED TO FISCAL 1996

    Net sales increased from $101.6 million in fiscal 1995 to $115.3 million in fiscal 1996, an increase of 13.5%. This increase was due primarily to (i) an increase of $7.9 million in sales of automotive body parts, (ii) an increase of $3.3 million in sales of bumpers, and (iii) an increase of $3.1 million in sales of paint and related supplies. Fiscal 1996 includes 52 weeks of operating results compared to 53 weeks in fiscal 1995.

    Gross profit increased from $40.1 million (39.4% of net sales) in fiscal 1995 to $45.1 million (39.1% of net sales) in fiscal 1996, an increase of 12.5%. The decrease in gross profit as a percentage of net sales was due primarily to the increase in sales of paint and related supplies, which generally have a lower gross profit margin than the Company's other products.

    Selling and distribution expenses increased from $28.6 million (28.1% of net sales) in fiscal 1995 to $31.2 million (27.1% of net sales) in fiscal 1996, an increase of 9.1%. Selling and distribution expenses as a percentage of net sales were positively affected by operating efficiencies due to increased sales.

    General and administrative expenses increased from $6.4 million (6.3% of net sales) in fiscal 1995 to $7.2 million (6.2% of net sales) in fiscal 1996, an increase of 12.5%. The decrease in general and administrative expenses as a percentage of net sales was due primarily to efficiencies achieved by allocating the Company's fixed expenses over the increased revenue base.

    During fiscal 1995 and fiscal 1996, the Company incurred certain charges that are not expected to continue into future periods. In fiscal 1995, these charges totalled $1.8 million compared to $393,000 in fiscal 1996. For fiscal 1995, these charges included a $190,000 ESOP contribution, $1.2 million of compensation pursuant to the Company's Restricted Stock Option Plan which expired in fiscal 1995, and $400,000 of compensation paid to the founders of the Company who retired effective March 31, 1996. For fiscal 1996, these certain charges totalled $393,000, which consisted entirely of compensation paid to the founders of the Company.

    Interest expense increased from $962,000 in fiscal 1995 to $1.2 million in fiscal 1996, an increase of 20.2%, primarily due to increased short-term debt incurred in connection with financing the purchase of inventory, including inventory acquired in connection with the acquisition of service centers.

FISCAL 1994 COMPARED TO FISCAL 1995


    Net sales increased from $84.9 million in fiscal 1994 to $101.6 million in fiscal 1995, an increase of 19.7%. This increase was due to an increase in comparable service center sales of $15.8 million, primarily as a result of increases in sales of paint and related supplies of $5.5 million and an increase in the sale of automotive body parts of $7.4 million. Fiscal 1995 included 53 weeks of operating results compared to 52 weeks in fiscal 1994.



    Gross profit increased from $33.7 million (39.7% of net sales) in fiscal 1994 to $40.1 million (39.4% of net sales) in fiscal 1995, an increase of 19.0%. The increase in gross profit and the decrease in gross profit as a percentage of net sales in fiscal 1995 were adversely impacted by an increased inventory reserve of $1.3 million and increased product costs related to inventory acquired in connection with the acquisition of service centers in October 1994.


    Selling and distribution expenses increased from $25.3 million (29.8% of net sales) in fiscal 1994 to $28.6 million (28.1% of net sales) in fiscal 1995, an increase of 13.0%. The decrease in selling and distribution expenses as a percentage of net sales was due primarily to operating efficiencies due to increased sales, which were offset in part by generally higher selling expenses initially incurred at service centers which were acquired by the Company in the third quarter of fiscal 1995.

    General and administrative expenses increased from $5.5 million (6.5% of net sales) in fiscal 1994 to $6.4 million (6.3% of net sales) in fiscal 1995, an increase of 16.4%. The decrease in general and administrative expenses as a percentage of net sales was due primarily to efficiencies achieved by allocating the Company's fixed expenses over the increased revenue base.

    During fiscal 1994, the Company incurred certain charges totaling $1.1 million compared to $1.8 million for fiscal 1995. These charges included a $174,000 ESOP contribution, $562,000 of compensation pursuant to the Company's Restricted Stock Option Plan, and $356,000 of compensation paid to the founders of the Company. For fiscal 1995, these certain charges totalled $1.8 million. The ESOP contribution was $190,000, the special stock compensation was $1.2 million and the founders' compensation was $400,000.

    Interest expense increased from $680,000 in fiscal 1994 to $962,000 in fiscal 1995, an increase of 41.5%, primarily due to higher interest rates and increased short-term debt incurred in connection with financing the purchase of inventory, including inventory acquired in connection with the acquisition of service centers.

FISCAL 1993 COMPARED TO FISCAL 1994


    Net sales increased from $77.3 million in fiscal 1993 to $84.9 million in fiscal 1994, an increase of 9.8%. This increase was due primarily to an increase in comparable service center sales of $6.1 million and to sales at eight service centers acquired during fiscal 1993 totaling $2.1 million.


    Although sales increased, they were adversely effected in fiscal 1993 and, to a lesser extent, in fiscal 1994 as a result of a corrective advertising campaign required in connection with the settlement of the Company's lawsuit with Ford Motor Company and the action by certain insurance companies to cease temporarily listing the Company as an approved supplier of aftermarket collision parts. See "Business -- Ford Litigation."

    Gross profit increased from $30.0 million (38.8% of net sales) in fiscal 1993 to $33.7 million (39.7% of net sales) in fiscal 1994, an increase of 12.3%. The increase in gross profit as a percentage of net sales was due primarily to increased competition among the Company's foreign suppliers which resulted in lower product costs, the introduction by the Company of recycled rubber bumpers which have a substantially higher gross profit margin than the Company's other products and improvements in the operating results at certain acquired service centers.

    Selling and distribution expenses increased from $23.4 million (30.3% of net sales) for fiscal 1993 to $25.3 million (29.8% of net sales) for fiscal 1994, an increase of 8.1%. The decrease in selling and distribution expense as a percentage of net sales was due primarily to operating efficiencies from increased sales, which were offset in part by generally higher selling and distribution expenses initially incurred at service centers which were acquired by the Company during fiscal 1993.

    General and administrative expenses increased from $4.8 million (6.2% of net sales) for fiscal 1993 to $5.5 million (6.5% of net sales) for fiscal 1994, an increase of 14.6%. The increase in general and administrative expenses as a percentage of net sales was due primarily to expenses incurred in connection with integrating the fiscal 1993 acquisitions.

    During fiscal 1993, the Company incurred certain charges totaling $958,000, which included a $300,000 contribution to the ESOP and $658,000 of compensation paid to the Company's founders who retired effective March 31, 1996, as compared to aggregate certain charges totalling $1.1 million in fiscal 1994.

    Interest expense declined from $767,000 in fiscal 1993 to $680,000 in fiscal 1994, a decline of 11.3%, due to a decline in interest rates generally, which was offset in part by an increase in short-term debt incurred in connection with financing the purchase of inventory, including inventory purchased in connection with the acquired service centers and financing the payment of taxes.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

    The Company has experienced, and expects to continue to experience, a substantial variation in its sales and profitability from quarter to quarter due, in part, to the seasonal nature of the Company's business and the timing and integration of acquisitions. The number of collision repair jobs is dependent on the weather. Accordingly, the Company's sales generally are highest during the five month period between December and April. Such seasonality may be reduced somewhat in the future should the Company become more geographically diversified. Other factors, which influence quarterly variations, include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements.

    The following unaudited table sets forth the Company's net sales, certain charges, operating income and net income (loss) for the eight quarters ended March 29, 1996. The operating results for any quarter are not necessarily indicative of the results of any future period. Each quarter includes 13 weeks of operations except for the first quarter of fiscal 1995 which includes 14 weeks.


                                                   FISCAL 1995                                  FISCAL 1996
                                    ------------------------------------------  --------------------------------------------
                                      FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD      FOURTH
                                     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER   QUARTER (2)
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                         (IN THOUSANDS)
Net sales.........................  $  26,112  $  23,937  $  24,663  $  26,884  $  26,523  $  26,969  $  28,694   $  33,140
Certain charges(1)................        151        146        743        750        174        173        178        (132)
Operating income..................      1,665      1,345         84        109      1,139      1,429      1,617       2,100
Net income (loss).................        932        706       (115)      (117)       517        686        792       1,111


- ------------

(1) Certain charges represent certain general and administrative expenses which are unusual or non-recurring in nature, consisting of ESOP contributions to buy back shares from retiring participants or those withdrawing from the plan, compensation pursuant to the Company's Restricted Stock Option Plan and compensation for the founding shareholders whose compensation terminated with their retirement effective March 31, 1996. Such costs are not expected to be incurred in the future. Operating income before certain charges was $4,993,000 and $6,678,000 in fiscal 1995 and 1996, respectively. See
    "Selected Financial Information."


(2) In the fourth quarter of fiscal 1996, the Company determined not to provide any amounts for the ESOP and to reverse the Company's estimated $225,000 ESOP contribution recorded through the third quarter.


LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary need for funds has been to finance its growth in accounts receivable and inventory and, to a lesser extent, the acquisition and opening of new service centers. At March 29, 1996, working capital was $10.3 million, compared to $8.3 million at March 31, 1995. The Company has financed its working capital requirements from its cash flow from operations, advances drawn under its line of credit and, to a limited extent, indebtedness to certain of the sellers of its acquired service centers. Subject to the size of the acquisitions which the Company may complete in the future, the Company believes that its cash flow from operations and the credit available under its line of credit will enable it to finance its anticipated growth in sales for at least the next twelve months.

    Net cash provided by operating activities for fiscal 1996 was $62,000, compared to $2.8 million for fiscal 1995. The decrease in fiscal 1996 was primarily as a result of increases in accounts receivable and inventory.
Inventory increased from $17.2 million at March 31, 1995 to $22.2 million at March 29, 1996, an increase of 29.1%, due to an expected increase in demand for the Company's products.


    The Company has a secured line of credit with a commercial bank pursuant to which the Company may borrow from time to time up to 80% of the net amount of eligible accounts receivable (as defined) and 50% of the value of eligible inventory (as defined), up to $17.0 million at any time outstanding, with a sublimit of $6.0 million for letters of credit for the importation of automotive parts. Revolving credit advances up to $17.0 million bear interest at the lender's reference rate (8.25% at March 29, 1996) plus 0.25%; provided, however, that at the Company's option up to $6.0 million of revolving credit advances, in increments of $500,000, may bear interest at LIBOR (5.695% at March 29, 1996) plus 1.5%. Bankers' acceptances bear a commission rate of 1% per annum over the lender's discount rate for acceptances (6.58% at March 29, 1996) and mature 90 days from the date of issuance. The Company currently requires its suppliers to bear such commission. Borrowings are secured by the Company's accounts receivable, inventory, general intangibles and cash deposits. The Company is subject to certain restrictive covenants, including, but not limited to, a prohibition on the payment of dividends, a minimum tangible net worth requirement, a minimum ratio of net profit to current debt, a maximum inventory turnover, a prohibition on the sale of assets or mergers, restrictions on executive compensation and restrictions on the incurring of other indebtedness. The line of credit expires on August 1, 1997. At March 29, 1996, the Company had reference rate based advances of $6.3 million, LIBOR based advances of $6.0 million, and letters of credit and bankers' acceptances outstanding of $3.5 million. At such date, $2.1 million was available under the line of credit.


    The Company believes that consolidation among distributors of aftermarket collision parts is creating opportunities for the Company to acquire and open service centers in new and existing markets. The Company intends to explore acquisition opportunities that may arise from time to time. At the date of this Prospectus, there are no existing commitments or agreements with respect to any acquisition, other than as described in "Business -- Growth Strategy -- Acquistition and Service Center Additions". To date, the Company's acquisitions have been financed by cash flow from operations, advances drawn under its credit facility and indebtedness to certain of the sellers of its acquired centers. To implement its acquisition strategy, the Company may incur indebtedness or issue additional equity or debt securities to third parties or the sellers of the acquired businesses. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. In addition, future issuances of equity securities, if any, would dilute the existing ownership of all shareholders of the Company, including investors in this Offering.

INFLATION

    The Company does not believe that the relatively moderate rates of inflation over the past three years have had a significant effect on its net sales or its profitability.

NEW ACCOUNTING STANDARDS

    In March 1995, the FASB issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the fiscal 1997 and, based on current circumstances, does not believe that the effect of adoption will be material. In October 1995, the FASB issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes financial accounting and reporting standards for stock-based compensation plans. The Company will comply with the standard in fiscal 1997. The Company is currently determining which alternatives available within the standard will be adopted.

                                    BUSINESS

GENERAL

    Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone distributes its products primarily to collision repair shops throughout most of the United States. The Company's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as the paint and other materials used in repairing a damaged vehicle. Keystone sells approximately 13,000 different stock keeping units to over 17,000 collision repair shops out of an estimated 48,000 shops nationwide. Founded in 1947 as a chrome bumper recycler serving collision repair shops in Southern California, the Company operates a "hub and spoke" distribution system consisting of 41 service centers, of which six serve as regional hubs. The Company's service centers are located in 24 states in the West, Midwest, Northeast and South, as well as in Tijuana, Mexico. From these service centers, Keystone's 250 professionally trained salespersons call on an average of 4,000 collision repair shops per day. In addition, the Company has two facilities which remanufacture collision damaged alloy wheels and one facility which recycles chrome bumpers.

    For the fiscal year ended March 29, 1996, Keystone generated record revenues of $115.3 million, operating income of $6.7 million before certain charges and net income of $3.1 million. These results represented increases of approximately 13.5%, 33.7% and 120.9%, respectively, over revenues of $101.6 million, operating income of $5.0 million before certain charges and net income of $1.4 million in fiscal 1995. For fiscal 1996 and 1995, the Company generated increases in comparable service center sales of 10% and 19%, respectively. This growth has been primarily due to a combination of (i) the acquisition of smaller distributors both in the Company's existing markets and new geographic markets,
(ii) the expansion of existing product lines and the introduction of new product lines and (iii) increased demand for aftermarket collision parts.

    The Company's business was founded in 1947 as a recycler of chrome bumpers for automobiles and trucks. A primary component of the business strategy from the outset was the creation and expansion of support among insurance companies for the use of recycled bumpers to reduce the costs of claims for collision repairs. While the bumper recycling business was sold in 1969, key management did not change, and in 1974, that management incorporated the Company in California and reacquired the business. The founder, whose son Virgil K. Benton II is the Chairman of the Board and Chief Executive Officer of the Company, retired as a director in March 1996.

INDUSTRY OVERVIEW


    HISTORY. The ABPA estimates that the wholesale market for aftermarket collision parts in 1995 ranged between $800 million and $1.2 billion in annual expenditures, or approximately 10% of the collision parts market. Substantially all of the remainder of the collision parts market consists of parts produced by OEMs, and a substantial number of collision parts are available solely from OEMs and are likely to remain so. Although the Company believes that the most frequently replaced collision parts currently are available from independent producers, it is unable to determine the percentage of all collision parts which are available from independent producers or which likely will become available in the future. The growth in sales of aftermarket collision parts has been due primarily to the increased availability of such parts and to the cost containment efforts by the insurance industry.


    Before 1980, automotive collision parts were manufactured almost exclusively by OEMs. During the 1960's and 1970's, due to prohibitive tariffs on imported automobiles and restrictions on foreign ownership of manufacturing facilities in Taiwan, certain Taiwanese automobile manufacturers commenced producing automobiles for sale in Taiwan. Since the early 1980's, these Taiwanese manufactures have sought to reduce the effect on their business of the cyclical demand for new automobiles by producing aftermarket collision parts.

    Collision Repair Industry Insight ("Insight"), an industry trade publication, estimates that approximately 80% of all automobile collision repair work is covered in part by insurance. Accordingly, the major insurance companies exert significant influence over the selection of collision parts used by collision repair shops. The availability of aftermarket collision parts has been a major factor in the insurance industry's ability and efforts to contain the escalating costs of collision repairs. Aftermarket collision parts generally sell for between 20% and 40% less than comparable OEM parts. The ABPA estimates that the competition afforded by aftermarket collision parts has resulted in price reductions of between 25% and 50% for selected OEM collision parts, and that the availability of aftermarket collision parts saved insurance companies approximately $800 million in 1994. These savings have been realized both directly by providing consumers with less expensive parts and indirectly by creating competition resulting in lower prices for comparable OEM parts. The Company believes that it is somewhat insulated from downturns in the economy generally as a result of the fact that most of the cost of collision repairs is paid for by insurance.

    As a part of their ongoing efforts to improve customer service, most major insurance companies have adopted programs designating selected collision repair shops in particular geographic areas as Direct Repair Providers ("DRPs"). DRPs are generally directed additional collision repair business by the insurers in return for adhering to certain criteria, which include the use of aftermarket collision parts when available. To encourage consumers to use DRPs, the insurers authorize the repair of collision damage without obtaining the prior approval of the insurer's adjuster (thereby generally providing for a quicker return of the vehicle to its owner) and offer additional warranties concerning the repair services and parts used.

    Companies offering collision support services, including Automated Data Processing ("ADP"), Mitchell International and CCC Information Services, Inc., have developed proprietary software and databases to provide insurance claims adjustors and collision repair shops with computerized access to the inventories and prices of selected distributors of both aftermarket and OEM collision parts nationwide. The Company's inventory and prices are included in these databases. Access to the providers' databases enables distributors with computerized inventory control systems, such as the Company, to update prices rapidly and notify collision repair shops of the availability of new products.

    QUALITY ASSURANCE. In 1987, the Certified Automotive Parts Association ("CAPA") was founded to provide insurance companies, distributors, collision repair shops and consumers with an objective method of evaluating the functional equivalence of aftermarket and OEM collision parts. CAPA, a non-profit association of insurance companies, manufacturers, importers, distributors, collision repair shops and consumer groups, establishes the specifications for, tests and certifies the quality of aftermarket collision parts. Through independent testing laboratories, CAPA develops precise engineering specifications for aftermarket collision parts based upon an examination of OEM parts; certifies the factories, manufacturing processes and quality control procedures used by independent manufacturers; and certifies the materials, fit and finish of specific aftermarket collision parts. According to CAPA, the number of collision part applications entitled to bear the CAPA certification has increased from approximately 600 in January 1994 to approximately 1,300 in December 1995. CAPA randomly reviews both the factories and individual parts previously certified by it and solicits comments concerning the quality of certified parts from collision repair shops and consumers on a regular basis.

    Most major insurance companies have adopted policies recommending or requiring the use of parts certified by CAPA, when available. The Company distributes parts certified by CAPA when available and actively participates with CAPA, insurance companies and consumer groups in encouraging independent manufacturers of collision parts to seek CAPA certification. Management believes that Keystone is the largest distributor of CAPA certified parts in the United States.

    CONSOLIDATION. The collision repair shop industry is in the process of consolidation due to, among other things, (i) an increase in the technical complexity of collision repair jobs generally, (ii) an increase in governmental regulations, including environmental regulations, applicable to collision repair shops, (iii) the designation of certain collision repair shops as DRPs and (iv) a reduction in the number of collision repair jobs generally. The increasing number of aftermarket collision parts and makes and models of automobiles has resulted in distributors being required to maintain larger inventories. In addition, the trend towards fewer, larger and more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and value-added services, including training, that collision repair shops require in their increasingly complex and competitive industry. These pressures are contributing to a consolidation of distributors of aftermarket collision parts, providing the Company with an opportunity to expand its operations into new markets and to further penetrate existing markets.

COMPETITIVE STRENGTHS

    Keystone believes that the following characteristics enable it to compete effectively:

    LEADING MARKET POSITION. Keystone believes that it derives significant benefits from its position as the nation's leading distributor of aftermarket collision parts. These benefits include its ability to offer its customers one of the broadest available selections of aftermarket collision parts thereby allowing its customers to simplify their business by relying on fewer vendors, just-in-time delivery, lower prices as a result of volume purchasing power, worldwide product sourcing and superior technical expertise. As a result of the Company's volume purchases, it obtains favorable pricing and has less difficulty than its generally smaller competitors in assembling entire containers for shipment from foreign manufacturers. In addition, as a result of its leading market position, the Company periodically is requested to introduce new aftermarket collision parts.

    RELATIONSHIP WITH INSURANCE COMPANIES. Since the founding of its business in 1947, Keystone has fostered its relationship with insurance companies whose efforts to contain escalating costs of collision repairs have been a principal factor in the growth of the market for aftermarket collision parts. The Company's inventory and prices are included in the parts databases used by most major insurance companies. In addition, the Company's national marketing staff routinely conducts seminars for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the cost of claims and to encourage the implementation of the insurance companies' policies favoring such parts. Charles J. Hogarty, the Company's President and Chief Operating Officer, was active in the efforts of ABPA and CAPA to provide insurance companies an objective method of evaluating the quality of aftermarket collision parts. As a result of its distribution system, which covers most of the United States, and its position as the nation's largest distributor of aftermarket collision parts, the Company believes that it is well positioned to deal with major insurance companies on a national basis. The Company's business is highly dependent upon the continued acceptance of aftermarket collision parts by the insurance industry.

    EXPERIENCED EXECUTIVE MANAGEMENT AND SERVICE CENTER MANAGERS. Keystone believes that its key employees, including its service center managers, are among the most experienced in its industry. The Company's executive officers have been employed by the Company for an average of over 24 years, and the Company's service center managers for an average of over nine years. The experience and tenure of the Company's service center managers and the relationships they have established with collision repair shop operators have enabled the Company to compete successfully in local markets.

    ENTREPRENEURIAL CORPORATE CULTURE. Keystone fosters an entrepreneurial corporate culture in which the manager of each service center is responsible for its day-to-day operations, including the management of a staff of four to 55 employees. Each service center manager participates in an incentive compensation program through which the manager may earn a bonus of up to 100% of base salary, based upon the profitability of the service center in particular, as well as increases in sales, the collection of accounts receivable, inventory turns and the promotion of new product lines. The Company regularly distributes to all service center managers a ranking of all managers by key performance indicators. The Company believes that its entrepreneurial corporate culture has contributed to its growth in sales and profitability and has enabled the Company to attract and retain employees and to be highly responsive to customer requirements and preferences, actions by competitors and changes in local market conditions.

    SUPERIOR CUSTOMER SERVICE. Keystone believes that its high level of customer service is one of the most important factors which differentiates it from its competitors. The Company periodically introduces new programs to provide responsive customer service and to foster close customer relations. For example, most orders are filled by the Company within 24 hours of receipt as a result of the large inventories maintained in its regional hubs and service centers, its computerized inventory control system and its fleet of more than 300 delivery trucks. In addition, the Company offers its customers one of the broadest available selections of aftermarket collision parts and makes placing orders convenient and accurate through a computerized order taking system which regularly updates the prices and the availability of parts. Moreover, the Company generally warrants its products on a limited basis against defects in material and workmanship for as long as the repair shop's customers own the vehicle. The Company has 250 professionally trained route salespersons who call on an average of 4,000 collision repair shops per day and are a resource for customers concerning technical and regulatory developments in an increasingly complex and competitive industry. The Company believes that its superior customer service has resulted in long term customer relationships which present the opportunity to cross-sell additional products.

    MANAGEMENT INFORMATION SYSTEMS. Keystone believes that its computerized order taking, inventory control and management information systems are among the most advanced in its industry. The Company periodically upgrades these systems to achieve additional operating efficiencies and a higher level of customer service. The ordering, shipment, storage and delivery of the Company's products are managed through a proprietary centralized information system that allows the Company's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products, customers, sales and other financial and operating data. The Company's electronic parts catalog and price list allow rapid updating of prices and availability of products both within the Company's distribution system and within the electronic databases maintained by various collision support services for use by claims adjusters and collision repair shops. The Company's computerized order taking system reduces the time required for a customer to place an order, reduces errors in order taking and aids in the cross-selling of related products.

GROWTH STRATEGY

    The Company's growth strategy includes the following key elements:

    ACQUISITIONS AND SERVICE CENTER ADDITIONS. Since April 1992, Keystone has completed eight acquisitions of 19 service centers in the Northeast, Midwest, South and Mexico, of which five have been consolidated with existing locations and three have been closed, and it has opened three additional service centers. The aggregate consideration for the acquired centers was approximately $5.2 million, and each acquisition was structured as a purchase of assets in which the Company assumed no significant liabilities, other than leases. The Company intends to continue to take advantage of the consolidation of its industry by acquiring service centers in new and existing markets. In the ordinary course of its business, the Company regularly evaluates new geographic markets and potential acquisitions and believes that numerous acquisition opportunities exist due to the preponderance of small local or regional competitors. In evaluating potential acquisitions, the Company seeks well-established local distributors with strong management and significant market share, which operate in markets that the Company believes will provide additional growth and acquisition opportunities. Through a combination of broader product lines, volume purchase discounts, efficient inventory management, more experienced management and a national distribution system, the Company believes that it is generally able to operate acquired service centers more profitably than the prior owners. As of the date of this Prospectus, there were no existing commitments or agreements with respect to any acquisition.

    The Company is currently negotiating the purchase of the inventory, accounts receivable and equipment of a distributor of aftermarket collision parts currently operating seven service centers. It is currently anticipated that the Company will assume no liabilities with respect to the acquired service centers, other than obligations under existing leases and accrued vacation pay. The aggregate purchase price is estimated to be approximately $4.0 million, payable approximately $3.0 million at closing and the balance over two years, together with interest at the prime rate. Consummation of the acquisition is subject to the parties entering into definitive documentation and, accordingly, no assurances can be given that the transaction will be consummated.

    EXPANSION OF PRODUCTS. Since April 1992, Keystone has introduced additional product lines, including autoglass, remanufactured alloy wheels and paint and related supplies and equipment. In addition, the

Company has expanded its existing product lines as additional aftermarket collision parts have become available, such as radiators, condensors and head and tail lamp assemblies for the growing number of makes and models of automobiles on the road today. The number of collision parts distributed by the Company has increased from 3,048 at December 31, 1992 to 3,908 at December 31, 1995. The Company intends to continue to expand its existing product lines, as well as to continue to introduce new product lines compatible with its distribution system.

    INCREASE IN MARKET SHARE. Comparable service center sales increased approximately 19% in fiscal 1995 and 10% in fiscal 1996. Keystone's strategy is to continue to increase its market share in existing markets in the future by introducing new products and product lines, capitalizing on the competitive advantages provided by its position as a market leader and continuing to emphasize customer service.

PRODUCTS

    The Company distributes approximately 13,000 different stock keeping units of aftermarket collision parts and repair materials for most popular models of domestic and foreign automobiles and light trucks generally for the seven most recent model years. The Company's principal product lines consist of automotive body parts, bumpers, paint and other materials, autoglass, light truck accessories and remanufactured alloy wheels.


    AUTOMOTIVE BODY PARTS. The Company distributes more than 4,000 automotive and light truck body parts manufactured by seven foreign and ten domestic manufacturers, including fenders, hoods, radiators and condensers and head and tail lamp assemblies. These products accounted for $49.9 million, or 43.3% of the Company's net sales in fiscal 1996.



    BUMPERS. The Company distributes more than 3,000 models of new and remanufactured plastic bumper covers and steel bumpers manufactured by three foreign and seven domestic manufacturers. For fiscal 1996, sales of bumpers accounted for $40.3 million, or 35.0% of the Company's net sales.


    The Company was founded in 1947 as a chrome bumper recycler serving collision repair shops in Southern California. The Company has reduced the number of recycling centers from twelve in 1983 to one by 1993. The Company's remaining facility produced less than one percent of the recycled chrome bumpers sold by the Company during fiscal 1996.


    PAINT AND OTHER MATERIALS. Beginning in fiscal 1993, the Company significantly increased its emphasis on the sale of paint and other materials used in repairing a damaged vehicle. Other materials include sandpaper, abrasives, masking products and plastic filler. For fiscal 1996, sales of paint and other materials, which are purchased from approximately 20 domestic suppliers, accounted for $17.0 million, or 14.7% of the Company's net sales. Certain of these products are distributed under the "Keystone" name.


    LIGHT TRUCK ACCESSORIES. The Company distributes a limited number of accessories for light trucks, including grills, step bumpers and bedliners. For fiscal 1996, sales of accessories for light trucks accounted for $5.3 million, or 4.6% of the Company's net sales.


    AUTOGLASS. The Company distributes over 750 items of autoglass, including windshields, side windows and rear windows, which are purchased from two domestic manufacturers. For fiscal 1996, sales of autoglass, which was introduced in fiscal 1993, accounted for $2.6 million, or 2.3% of the Company's net sales.


    REMANUFACTURED ALLOY WHEELS. In October 1995, the Company acquired a remanufacturer of collision damaged alloy wheels located in Denver, Colorado, and in April 1996 opened a second remanufacturing facility in Bethlehem, Pennsylvania. According to industry sources, the percentage of new automobiles equipped with alloy wheels, as opposed to steel wheels and hub caps, has increased from 11% in 1985 to 45% for the 1996 model year. The average wholesale cost of a new replacement alloy wheel is $225, compared to an average wholesale cost of $140 for a remanufactured alloy wheel. The remanufactured alloy wheel industry is highly fragmented and generally consists of small independent operators. The Company believes that there is a large and growing demand for remanufactured alloy wheels and that, using its existing distribution system and customer base, Keystone is well-positioned to service that demand. The sale of remanufactured alloy wheels accounted for an insignificant portion of the Company's net sales in fiscal 1996.

DISTRIBUTION, MARKETING AND SALES

    The Company strives to develop every aspect of its business, particularly its expanded distribution system, marketing organization and programs, management information systems and incentive compensation program, to provide responsive customer service and to foster long-term close customer relations.

    DISTRIBUTION SYSTEM. The Company has developed a national "hub and spoke" distribution system consisting of 41 service centers, of which six serve as regional hubs. The map on the inside front cover of this Prospectus displays the location of the Company's facilities. Each regional hub receives container shipments directly from foreign and domestic manufacturers. Using the Company's fleet of over 300 delivery trucks, each regional hub makes regular shipments to the service centers in its region, which in turn make regular deliveries to its repair shop customers. By maintaining a fleet of delivery trucks, the Company ensures rapid delivery within its distribution system and to its customers. In addition, each service center can order products directly from any hub or service center. The Company manages the ordering, shipment, storage and delivery of products through a centralized information system that allows the Company's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products. The continuing increase in the number of makes and models of automobiles and the number of aftermarket collision parts has increased the pressure on distributors to maintain larger inventories. The Company believes that its "hub and spoke" distribution system allows it to offer its customers one of the broadest available selections of aftermarket collision parts and to fill most orders within 24 hours, while minimizing inventory costs.

    SALES AND MARKETING STAFF. The Company has an eight-person marketing staff in its corporate headquarters and 53 sales representatives and 250 route salespersons operating from its service centers. The national marketing staff develops all marketing and promotional materials, assists the service centers in recruiting and training sales representatives, route salespersons and customer service representatives, supervises Keystone's in-house management training program and supports general managers of its service centers, sales representatives and route salespersons with computerized analyses of sales by product, route and customer. In addition, the national marketing staff conducts educational programs for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the escalating costs of claims and in order to facilitate the implementation of the insurance company's policies favoring aftermarket collision parts.


    The general managers of the Company's service centers have been employed by the Company for an average of over nine years and are actively involved in customer calls. The Company estimates that the general managers of its service centers and route salespersons make over 4,000 customer calls per day. The Company believes that this local control and expertise have contributed significantly to the growth of the Company. In addition, through its periodic training programs and performance reviews, the Company seeks to enhance the professionalism and technical expertise of its route salespersons. As a result, the Company believes that its route salespersons are highly attendant to the needs of the Company's customers.


    MARKETING PROGRAMS. The Company offers various marketing programs to foster closer customer relations. For example, the Company generally warrants its products against defects in material and workmanship for as long as the repair shop's customer owns the vehicle. In addition, the Company's management information system allows it to provide individual collision repair shops with personalized product usage reports, which enable them to better manage their inventory by controlling inventory shrinkage and ensuring timely reordering.

CUSTOMERS

    The Company currently markets its products to more than 17,000 regular collision repair shop customers throughout most of the United States, none of whom accounted for more than 1% of the Company's net sales in fiscal 1996. The size of its customer base reduces the Company's dependence on any single customer and its national scope mitigates the effects of regional economic changes and regional weather patterns. Insight estimates that there are over 48,000 collision repair shops nationwide. The number of collision repair shops to whom the Company sold products increased from 13,421 in fiscal 1993 to 17,607 in fiscal 1996. Management estimates that the average monthly net sales per customer increased from $480 in fiscal 1993 to $546 in fiscal 1996, primarily as a result of the increase in the products offered by the Company.


    The Company's regional hubs also sell collision parts to local distributors who may compete with the Company. Approximately 10% of the Company's net sales in fiscal 1996 were attributable to sales to other local distributors. No distributor accounted for more than 1% of the Company's net sales for such fiscal year.

SUPPLIERS


    The products distributed by the Company are manufactured by over 60 manufacturers, the ten largest of which provided approximately 60% of the products purchased by the Company during fiscal 1996. The Company believes that it is one of the largest customers of each of its ten largest suppliers. Approximately 67% of the products distributed by the Company is manufactured in the United States or Canada and 33% is manufactured abroad, substantially all of which were imported from Taiwan. See "Risk Factors -- Dependence on Key and Foreign Suppliers." Keystone's orders from domestic suppliers generally are received within ten days, and orders from foreign manufacturers generally are received in between 60 and 90 days. Although the Company has no manufacturing agreements with any of its suppliers and competes with other distributors for production capacity, the Company believes that its sources of supply and its relationships with its suppliers are satisfactory. Although alternative suppliers exist for substantially all products distributed by the Company, the loss of any one supplier could have a material adverse effect on the Company until alternative suppliers are located and have commenced providing products.


COMPETITION

    Based upon industry estimates, the Company believes that approximately 85% of collision parts are supplied by OEMs, compared with approximately 10% by distributors of aftermarket collision parts and an additional 5% by distributors of salvage parts. The Company encounters intense competition from OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts than the Company. Accordingly, OEMs are in a position to exert pricing and other competitive pressure on the Company. The distribution industry for aftermarket collision parts is highly fragmented. The Company's competitors generally are independently owned distributors having from one to three distribution centers.

    The Company expects to encounter significant competition in the future, including competition from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors.

    The Company competes with OEMs primarily on the basis of price. In addition, the Company competes with distributors of aftermarket collision parts primarily on the basis of the competitive advantages provided by its position as a market leader, experienced executive management and service center managers, entrepreneurial corporate culture, superior customer service, relationship with insurance companies and management information systems and centralized administrative functions, as well as price.

GOVERNMENT REGULATION AND ENVIRONMENTAL HAZARDS

    The Company and its customers are subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the EPA, have jurisdiction over the operations of the Company with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. The Company does not currently generate substantial hazardous waste in the ordinary course of its business. The Company's chrome bumper recycling business was reduced from twelve sites in 1983 to one in 1993. The Company believes it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurances can be given, however, that the Company's prior activities or the activities of a prior owner or lessee did not create a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon the Company. Furthermore, compliance with legislative or regulatory changes may cause future increases in the Company's operating costs or otherwise adversely affect operations. Certain of the Company's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose the Company to the inherent risk of fire.

FORD LITIGATION

    In 1987, Ford Motor Company ("Ford") filed suit against the Company on the grounds that between 1982 and 1987, the Company had misrepresented the quality of the aftermarket collision parts sold by it to repair Ford automobiles. In May 1992, Ford and the Company settled this lawsuit. As part of the settlement, the Company and its insurance companies paid Ford $1.8 million, of which the Company contributed $450,000, as damages and to finance a one-year corrective advertising campaign conducted by Ford using the Company's name. As a result of this settlement and the corrective advertising campaign, certain insurance companies ceased listing the Company as an approved supplier of aftermarket collision parts. Currently, most major insurance companies list the Company as an approved supplier of aftermarket collision parts, and all major insurance companies reimburse the cost of collision repairs using the Company's products. The Company's business is highly dependent on the continued acceptance of aftermarket collision parts in general, and the Company's products in particular, by insurers, collision repair shops, consumers and governmental agencies.

EMPLOYEES

    At March 29, 1996, the Company had 748 full-time employees, of whom eight were engaged in corporate management, 83 in administration, 444 in sales and customer service and 213 in warehousing and shipping. Two sales persons in the St. Louis, Missouri service center, nine persons in the Newark, New Jersey chrome bumper recycling facility and seven persons in its Kenilworth, New Jersey service center are covered by collective bargaining agreements. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

    The Company's principal executive offices are located in Pomona, California. These premises contain approximately 20,000 square feet and are owned by the Company. In addition, the Company owns facilities used as service centers in Chicago, Illinois, Bethlehem, Pennsylvania, New Albany, Indiana and Palmyra, New Jersey, of which two of the facilities also serve as regional hubs and one serves as a wheel remanufacturing facility. The Company leases its remaining facilities, consisting of 37 service centers, of which four serve as regional hubs, and two serve as manufacturing centers.

    The Company's regional hubs range from approximately 47,000 square feet to 163,000 square feet. Its service centers range from approximately 4,000 square feet to 30,000 square feet. All of its leased properties are leased for terms expiring on dates varying from the date hereof to October 2002, many with options to extend the lease term. The Company believes that no single lease is material to its operations, its facilities are adequate for the foreseeable future and alternative sites presently are available at market rates. Three of the Company's service centers are leased from parties in whom officers, directors or shareholders of the Company have an interest. The Company believes that the terms and conditions of leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's-length transactions at the time of the execution of such leases. See "Management -- Certain Transactions." The Company also leases six small depots in larger cities to facilitate distribution.

LEGAL PROCEEDINGS

    The Company is from time to time involved in litigation incidental to the conduct of its business. The Company currently is not a party to any material pending litigation.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

    The   following  table  sets  forth  information  regarding  the  directors, executive officers and certain key personnel of the Company.

                                                                                             YEARS
                                                                                           EMPLOYED
                  NAME                    AGE                   POSITION                  BY COMPANY
- ----------------------------------------  ----  ----------------------------------------  -----------
DIRECTORS AND EXECUTIVE OFFICERS
  Virgil K. Benton II                       40  Chairman of the Board and Chief                21
                                                  Executive Officer
  Charles J. Hogarty                        54  President, Chief Operating Officer and         36
                                                  Director
  Al A. Ronco                               60  Executive Vice President, Secretary and        37
                                                  Director
  Robert L. Blanton                         53  Vice President -- Finance                      27
  John M. Palumbo                           40  Vice President and Treasurer                 *
  Timothy C. McQuay(1)                      44  Director                                    --
  George E. Seebart(1)                      67  Director                                    --

KEY PERSONNEL
  Christopher Northup                       36  National Marketing Director                    13
  Larry Bussard                             53  National Computer Operations Director          18
  Scott Haddon                              34  Director of Purchasing                         12

- ------------
 *  Less than one year.

(1) Nominated to serve on the Board of Directors upon the completion of this Offering, at which time the nominee will serve on the Audit and Compensation Committees.

    VIRGIL K. BENTON II has served as the Chairman of the Board and Chief Executive Officer of the Company since 1993. From his joining the Company in 1975 until 1993, Mr. Benton held various positions, including template maker, route salesman, production manager, general manager and vice president.

    CHARLES J. HOGARTY has served as the President, Chief Operating Officer and a director of the Company since 1987. From his joining the Company in 1960 until 1987, Mr. Hogarty held various positions, including salesman, sales manager, general manager and regional manager. Mr. Hogarty served as a director of the ABPA from 1984 to 1993, President in 1989 and Chairman in 1990.

    AL A. RONCO has served as the Executive Vice President, Secretary and a director of the Company since 1987. From his joining the Company in 1959 until 1987, Mr. Ronco held various positions, including salesman, production manager, general manager and regional manager.

    ROBERT L. BLANTON has served as the Vice President -- Finance of the Company since 1976. From his joining the Company in 1969 until 1976, Mr. Blanton held various positions, including as office manager of a wheel fabrication plant and staff accountant.

    JOHN M. PALUMBO, CPA, joined the Company as Vice President and Treasurer in March 1996. From 1988 until he joined the Company in 1996, Mr. Palumbo served as Chief Financial Officer, Treasurer and Corporate Secretary of American United Global, Inc., a public company engaged in the manufacture of certain automotive parts.

    TIMOTHY C. MCQUAY has been nominated to serve on the Board of Directors upon the completion of this Offering. Mr. McQuay joined Crowell, Weedon & Co. as Managing Director -- Corporate Finance in October 1994. From May 1993 to October 1994, Mr. McQuay was Vice President, Corporate Development with Kerr Group, Inc., a NYSE-listed plastics manufacturing company. From May 1990 to May 1993, Mr. McQuay was Managing Director -- Merchant Banking with Union Bank.

    GEORGE E. SEEBART has been nominated to serve on the Board of Directors upon the completion of this Offering. From 1964 until his retirement in 1993, Mr. Seebart was employed in various executive positions with Farmers Group, Inc., including as Senior Vice President -- California Zone since 1992 and President of Mid-Century Insurance Company from 1987 to 1992.

    CHRISTOPHER NORTHUP has served as the National Marketing Director of the Company since 1987. From his joining the Company in 1983 until 1987, Mr. Northup held the position of Publications Manager.

    LARRY BUSSARD has served as the National Computer Operations Director of the Company since 1986. From his joining the Company in 1978 until 1986, Mr. Bussard held various positions, including salesman and branch manager.

    SCOTT HADDON has served as the Director of Purchasing of the Company since 1987. From his joining the Company in 1984 until 1987, Mr. Haddon held various positions, including salesman and assistant manager.

    All directors are elected annually and serve until the next annual meeting of shareholders or until their successors have been elected and qualified. The Company's Restated Articles of Incorporation provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into three classes of directors, each serving for staggered three-year terms. See "Description of Capital Stock -- Certain Provisions in the Company's Articles and Bylaws."

COMMITTEES OF THE BOARD OF DIRECTORS

    Upon the completion of this Offering, the Board of Directors will establish an Audit Committee and a Compensation Committee, whose members will be Messrs. McQuay and Seebart. Members serve at the pleasure of the Board of Directors.

DIRECTOR COMPENSATION

    Upon the completion of this Offering, the Company will pay to each director who is not employed by the Company an annual retainer of $7,500 per year, payable in equal quarterly installments, and $1,000 for each board meeting and $500 for each committee meeting attended, and will reimburse such person for all reasonable and documented expenses incurred by him in his capacity as a director of the Company. The Board of Directors may modify such compensation in the future. In addition, each director not employed by the Company, upon joining the Board of Directors, will receive an option to purchase 10,000 shares of the Common Stock of the Company. Such options will have an exercise price equal to the market price of such shares on the date of grant, will be immediately exercisable and will have a term of five years. Upon the completion of this Offering, each of Messrs. McQuay and Seebart will be granted options to purchase 10,000 shares of Common Stock at the initial public offering price.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid or accrued by the Company for services rendered in all capacities during the fiscal year ended March 29, 1996 to each person who acted in the capacity of an executive officer (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION (1)
                             ---------------------------------------------
                                                          OTHER ANNUAL           ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY ($)    BONUS ($)   COMPENSATION ($)(2)  COMPENSATION ($)(3)
- ---------------------------  -----------  -----------  -------------------  -------------------
Virgil K. Benton, Sr. (4)       111,000           --            8,299               10,000
John G. Jordan (4)              282,000           --            9,866                2,895
Virgil K. Benton II             425,000      182,744           20,718                9,069
Charles J. Hogarty              145,000      214,395           11,616                  310
Al A. Ronco                     125,000      187,787           11,640                3,682
Robert L. Blanton               102,000       25,000            3,195                5,391

- ------------
(1) Consists of compensation paid by the Company for services rendered in fiscal 1996.

(2) Consists of automobile lease and related expenses.

(3) Consists of reimbursement of medical and dental expenses not covered by insurance plans provided by the Company to employees generally.

(4) Virgil K. Benton, Sr. and John G. Jordan, the founders of the Company, retired as directors and employees of the Company effective as of March 31, 1996.

    Effective as of the completion of this Offering, the Company will enter into three-year employment agreements with Messrs. Benton, Hogarty, Ronco and Blanton pursuant to which each such person is entitled to (i) receive an annual base salary of $295,000, $250,000, $185,000 and $100,000, respectively, (ii) receive such performance-based bonus, if any, as may be determined by the Board of Directors, (iii) participate in all plans sponsored by the Company for executive officers in general and (iv) receive the use of an automobile leased and maintained by the Company. For fiscal 1997, Messrs. Benton, Hogarty, Ronco and Blanton shall be entitled to a bonus of up to 35%, 30%, 25% and 10%, respectively, of a bonus pool. The bonus pool ranges from 20% of such executive officers' aggregate annual base salaries if the Company's pre-tax profit margin equals or exceeds 5% to 70% of such aggregate annual base salaries if the Company's pre-tax profit margin equals or exceeds 10%. In the event the Company terminates employment before the end of the stated term without cause or the individual terminates his employment for specified causes, the Company is obligated to pay the base salary through the stated term of the agreement. In the event the Company terminates employment before the end of the stated term with cause, the Company is obligated to pay the base salary only through the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the Offering, all decisions involving executive officer compensation were made by the Company's Board of Directors, which consisted of Virgil K. Benton, Sr., John G. Jordan, Virgil K. Benton II, Charles J. Hogarty, Al A. Ronco and Robert L. Blanton, as the Board of Directors did not then have a Compensation Committee.

STOCK INCENTIVE PLAN

    GENERAL. The Board of Directors of the Company has adopted the 1996 Employee Stock Incentive Plan (the "Option Plan") pursuant to which officers, directors, employees and independent contractors of the Company will be eligible to receive shares of the Common Stock of the Company or other securities or benefits with a value derived from the value of the Common Stock of the Company. The purpose of the

Option Plan is to enable the Company to attract, retain and motivate officers, directors, employees and independent contractors by providing for or increasing their proprietary interests in the Company and, in the case of non-employee directors, to attract such directors and further align their interests with those of the Company's shareholders by providing for or increasing their proprietary interests in the Company. The maximum number of shares of Common Stock that may be issued pursuant to awards granted under the Option Plan is 730,000 (subject to adjustments to prevent dilution).

    ADMINISTRATION. The Option Plan will be administered by a committee of two or more disinterested directors appointed by the Board of Directors of the Company (the "Committee"), except that grants to non-employee directors will be made by the Board of Directors pursuant to a predetermined formula. The Committee has full and final authority to select the recipients of awards and to grant such awards. Subject to the provisions of the Option Plan, the Committee has a wide degree of flexibility in determining the terms and conditions of awards and the number of shares to be issued pursuant thereto, including conditioning the receipt or vesting of awards upon the achievement by the Company of specified performance criteria. The expenses of administering the Option Plan will be borne by the Company.

    TERMS OF AWARDS. The Option Plan authorizes the Committee to enter into any type of arrangement with an eligible recipient that, by its terms, involves or might involve the issuance of Common Stock or any other security or benefit with a value derived from the value of Common Stock. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such security or benefit or two or more of them in tandem or in the alternative.

    An award granted under the Option Plan may include a provision accelerating the receipt of benefits upon the occurrence of specified events, such as a change of control of the Company or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of the Company or other significant corporate transactions. The Committee may grant options that either are intended to be "incentive stock options" as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or are not intended to be incentive stock options ("non-qualified stock options"). Awards to non-employee directors may only be non-qualified stock options.

    An award may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant thereto, or to pay all or part of such employee's tax withholding obligation with respect to such issuance, by
(i) delivering previously owned shares of capital stock of the Company or other property, (ii) reducing the amount of shares or other property otherwise issuable pursuant to the award or (iii) delivering a promissory note, the terms and conditions of which will be determined by the Committee. If an option permits the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the recipient would be able to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each such transaction to pay the purchase price of the shares acquired in the following transaction, to exercise an option for a large number of shares with no more investment than the original share or shares delivered. The exercise price and any withholding taxes are payable in cash by non-employee directors, although the Board of Directors at its discretion may permit such payment by delivery of shares of Common Stock, or by delivery of broker instructions authorizing a loan secured by the shares acquired upon exercise or payment to the Company of proceeds from the sale of such shares.

    Subject to limitations imposed by law, the Board of Directors may amend or terminate the Option Plan at any time and in any manner. However, no such amendment or termination may deprive the recipient of an award previously granted under the Option Plan of any rights thereunder without his consent.

    1996 AWARDS. Concurrently with the sale of the shares offered hereby, options will be granted to (i) Messrs. McQuay and Seebart, who have been nominated to serve on the Board of Directors upon the completion of this Offering, to purchase up to 10,000 shares of Common Stock and (ii) 25 employees of the Company to purchase up to an aggregate of 200,000 shares of Common Stock, all at an exercise price equal to the initial public offering price of the Common Stock offered hereby. The options to be granted to Messrs. McQuay and Seebart will be exercisable immediately upon grant. The options to be granted to employees will become exercisable in four equal annual installments commencing on the first anniversary of the effective date of this Offering. All such options will expire on the tenth anniversary of the date of grant.

    The Company intends to register under the Securities Act of 1933, as amended, the shares of its Common Stock issuable upon exercise of options granted pursuant to the Option Plan. See "Description of Capital Stock -- Shares Eligible for Future Sale."

EMPLOYEE DEFINED BENEFIT PENSION PLAN

    GENERAL. The Board of Directors adopted the Employee Defined Benefit Pension Plan (the "Pension Plan"), originally effective as of April 1, 1978, for the benefit of the eligible employees of the Company. Since the implementation of the Pension Plan, the Company has amended the Pension Plan from time to time. Most recently, the Company amended and restated the Pension Plan in order to comply with the requirements of the Tax Reform Act of 1986 and later legislation, generally effective as of April 1, 1989. The primary purpose of the Pension Plan is to provide a retirement benefit for participating employees who continue in the employ of the Company until their retirement. All employees of the Company who have completed at least one year of service and attained 21 years of age are eligible to participate in the Pension Plan on the April 1 or October 1 falling on or next following the date they meet the Pension Plan's service and age requirements. Employees who are covered by collective bargaining units and whose retirement benefits are the subject of good faith bargaining, however, are not eligible to participate in the Pension Plan.

    ADMINISTRATION. The Pension Plan is administered by a committee (the "Plan Committee") whose members are appointed by the Board of Directors of the Company. The Committee oversees the day-to-day administration of the Pension Plan and is responsible for making determinations on questions of administration, interpretation and application of Pension Plan terms, including questions of eligibility, service and distribution of plan benefits to participants.

    NORMAL RETIREMENT BENEFITS AND VESTING. The Pension Plan provides for employer contributions only. Each year, the Company makes a contribution to the Pension Plan equal to the minimum funding requirement sufficient to fund for the benefits being accrued under the Pension Plan for the year. The Pension Plan provides for a normal retirement benefit payable on a monthly basis equal to 1 1/2% of a participant's average monthly compensation multiplied by his years of service, to a maximum of 30 years, offset by 74% of the monthly primary social security benefit. This benefit formula was frozen as of March 31, 1989. Effective April 1, 1989, the new benefit formula provides a participant with a normal retirement benefit equal to 3/4% of his average monthly compensation multiplied by his years of service. For purposes of calculating a participant's normal retirement benefit, average monthly compensation is defined in the Pension Plan as average monthly compensation during the five consecutive years or 60 consecutive months of the participant's employment which yields the highest average compensation.

    The maximum monthly benefit provided under the Pension Plan is not to exceed the lesser of $7,500 or 100% of the average for the highest three years of the participant's compensation. The monthly retirement benefit payable by the Pension Plan is a benefit payable in the form of a straight life annuity with no ancillary benefits. For a participant who is to receive benefits other than in the form of a straight life annuity, the monthly retirement benefit will be adjusted to an equivalent benefit in the form of a straight life annuity on an actuarial equivalent basis.

    A participant becomes fully vested in his accrued benefits under the Pension Plan upon attainment of normal retirement age (age 65), or the termination of the Pension Plan. If a participant terminates employment with the Company prior to retirement, the vested interest he has in accrued benefits under the Pension Plan is based on years of service, with 20% after three years of service, 20% for each year of service thereafter, with 100% vesting after seven or more years of service.

    PENSION PLAN INVESTMENTS. The Committee selects vehicles for the investment of plan assets. The Committee then directs the trustee to invest employer contributions in the investment option selected by the Committee under the Pension Plan.

    PENSION PLAN AMENDMENT OR TERMINATION. Under the terms of the Pension Plan, the Company reserves the right to amend or terminate the Pension Plan at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit accrued under the Pension Plan prior to the effective date of the amendment or termination.

    ESTIMATED MONTHLY BENEFITS.   The following table  sets forth the  estimated
monthly benefits under the Pension Plan based on the current benefit structure:

                               PENSION PLAN TABLE

                                                       YEARS OF SERVICE
                                     -----------------------------------------------------
REMUNERATION                            15         20         25         30         35
- -----------------------------------  ---------  ---------  ---------  ---------  ---------
$125,000...........................  $   1,172  $   1,563  $   1,953  $   2,344  $   2,734
 150,000...........................      1,407      1,875      2,344      2,813      3,281
 175,000...........................      1,407      1,875      2,344      2,813      3,281
 200,000...........................      1,407      1,875      2,344      2,813      3,281
 225,000...........................      1,407      1,875      2,344      2,813      3,281
 250,000...........................      1,407      1,875      2,344      2,813      3,281
 300,000...........................      1,407      1,875      2,344      2,813      3,281
 400,000...........................      1,407      1,875      2,344      2,813      3,281
 450,000...........................      1,407      1,875      2,344      2,813      3,281
 500,000...........................      1,407      1,875      2,344      2,813      3,281

    The compensation covered by the Pension Plan includes basic salary or wages, overtime payments, bonuses, commissions and all other direct current compensation, but does not include contributions by the Company to Social Security, benefits from stock options (whether qualified or not), contributions to this or any other retirement plans or programs, or the value of any other fringe benefits provided at the expense of the Company. For benefit calculation purposes, a "highest-five-year" average of compensation is used. Benefits are paid as straight-life annuities with no subsidies or offsets. The compensation covered by the Pension Plan for all of the Named Executives was limited to $150,000 in accordance with Section 401(a)(17) of the Internal Revenue Code of 1986, as amended.

    The years of credited service for each Named Executive who participates in the Pension Plan are as follows:

NAME                                                               YEARS
- ---------------------------------------------------------------  ---------
Virgil K. Benton II............................................   21 years
Charles J. Hogarty.............................................   36 years
Al A. Ronco....................................................   37 years
Robert L. Blanton..............................................   27 years

EMPLOYEE STOCK OWNERSHIP PLAN

    GENERAL. The Board of Directors adopted the Employee Stock Ownership Plan (the "ESOP"), originally effective as of April 1, 1975, for the benefit of the eligible employees of the Company. Since the implementation of the ESOP, the Company has amended the ESOP from time to time. Most recently, the Company amended and restated the ESOP in order to comply with the requirements of the Tax Reform Act of 1986 and later legislation, generally effective as of April 1, 1989. The primary purpose of the ESOP is to permit participating employees to share in the growth and prosperity of the Company through the ownership of Company stock under the ESOP. All employees of the Company are eligible to participate in the ESOP as of their date of hire. The Company does not intend to make contributions to the ESOP for the foreseeable future.

    ADMINISTRATION. The ESOP is administered by a committee (the "Committee) whose members are appointed by the Board of Directors of the Company. The Committee oversees the day-to-day administration of the ESOP and is responsible for making determinations on questions of administration, interpretation and application of ESOP terms, including questions of eligibility, service and distribution of plan benefits to participants. The Committee will carry out its responsibilities under the ESOP in a uniform and nondiscriminating manner.

    ESOP CONTRIBUTIONS AND VESTING. The ESOP provides for employer contributions only, and the amount of which is determined by the Board of Directors on an annual basis. In the absence of a Board determination in any year, the amount of contribution the Company will make to the ESOP will be 10% of the compensation of participants. Tax law limits deductible contributions to the ESOP to 15% of the total compensation paid during the year to participating employees.

    For   purposes  of  calculating  the  amount  of  a  participant's  employer contributions in any year, compensation means all wages and salaries paid to the participant during the year, including bonuses, overtime, and commissions.

    A participant will become fully vested in his employer contributions upon the attainment of normal retirement age, death, or termination of the ESOP. If the participant terminates employment prior to retirement age, the vested interest he has in his employer contributions will be based on his years of service with the Company, with 20% of vesting upon the completion of three years of service, and 20% for each additional year thereafter, with 100% vesting after seven or more years of service.

    ESOP INVESTMENTS. Because the ESOP is an employee stock ownership plan, it is designed to comply with the legal requirement that plan assets be invested primarily in Company stock. Cash contributions made by the Company to the ESOP, therefore, are used by the trustee to purchase Company stock at such time as the trustee deems it prudent to do so.

    In compliance with applicable legal requirements, the ESOP also permits eligible participants to diversify the investment of their plan assets under the ESOP. An eligible participant is a participant who has attained age 55 and who has at least ten years of participation in the ESOP. An eligible participant is entitled to diversify up to 25% of his account balance for a six-year period, and at the end of the six-year period, he will be entitled to diversify up to
50% of his account balance. For purposes of meeting diversification requirements, the Company will either make a distribution to the eligible participant of his diversified amount, or provide three investment funds under the ESOP to enable the eligible participant to diversify the investment of his plan assets.

    ESOP AMENDMENT OR TERMINATION. Under the terms of the ESOP, the Company reserves the right to amend or terminate the ESOP at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit he has accrued under the ESOP prior to the effective date of the amendment or termination.

CERTAIN TRANSACTIONS

    The Company has entered into three lease agreements with two partnerships whose partners include certain of the Company's directors and officers and two lease agreements with a corporation which is owned by a family member of a Company officer and director, as described below. The Company believes that the terms and conditions of such leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into.

    The Company has entered into a lease dated January 5, 1995, with V-JAC Properties, Ltd. for an 8,000 square foot warehouse facility in Ontario, California, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $3,494. V-JAC Properties, Ltd. is a partnership whose interests are held equally by Virgil K. Benton, Sr., John G. Jordan, Al A. Ronco and Charles J. Hogarty, each of whom is a co-founder, director or executive officer of the Company.

    The Company has also entered into a lease dated January 5, 1995, with V-JAC Properties, Ltd. for a 10,000 square foot warehouse facility in Palmyra, New Jersey, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $2,985.

    The Company has entered into a lease dated January 5, 1995, with B-J Properties, Ltd. for a 25,000 square foot warehouse facility in St. Louis, Missouri, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $5,067. B-J Properties, LTD is a partnership whose interests are held 61.75% by Virgil Benton, Sr., the Company's founder, and 38.25% by John Jordan, the Company's co-founder, both of whom retired as directors of the Company effective March 31, 1996.

    The Company has entered into a lease dated April 1, 1995, with Benton Real Properties, Inc., relating to approximately 24,082 square feet in Ontario, California, with a lease term of five years, for a monthly rent of $6,088 in the first year of the lease, increasing to $6,271, $6,459, $6,653 and $6,853, respectively, in each year thereafter. Benton Real Properties, Inc. is wholly owned by Bertha Benton, the mother of Virgil K. Benton II, the Company's Chief Executive Officer and a director.

    In January 1996, the Company exercised a five year lease option expiring on December 31, 2000, with respect to a lease dated January 1, 1991, with Benton Real Properties, Inc., relating to approximately 20,000 square feet in Ontario, California, for a monthly rent of $5,634 in the first year of the lease, increasing to $5,803, $5,977, $6,157 and $6,341, respectively, in each year thereafter.

    From time to time, the Company has borrowed funds from its directors, officers and principal shareholders for general working capital purposes. In March 1996, all such indebtedness was repaid. During the last three fiscal years, the maximum principal amount outstanding under each such loan was $123,668 and $240,596 to John G. Jordan, who retired as a director of the Company effective March 31, 1996, and Charles J. Hogarty, respectively. The Company believes the terms of such transactions were no less favorable to the Company than could have been obtained from an unaffiliated party.

    Crowell, Weedon & Co. ("Crowell, Weedon"), one of the Representatives of the Underwriters of this Offering, provided certain financial advisory services to the Company during fiscal 1996. Timothy C. McQuay, a director nominee of the Company, is a Managing Director -- Corporate Finance of Crowell, Weedon.

    The Company has adopted a policy that it will not enter into any material transaction in which a Company director or officer has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair to the Company and is approved by a majority of the Company's disinterested directors or by the Company's shareholders, as provided for under California law.

LIMITATION ON LIABILITY AND INDEMNIFICATION

    The Restated Articles of Incorporation of the Company limit the liability of the Company's directors for monetary damages arising from a breach of their fiduciary duties to the Company and its shareholders, except to the extent otherwise required by the California General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or recision.

    The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. The Company has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California General Corporation Law. Such agreements may require the Company, among other things,
(i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful, (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified and (iii) to obtain directors' and officers' insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares offered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the shares of Common Stock beneficially owned as of March 29, 1996, and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company, (ii) those shareholders of the Company who are selling shares in this Offering (the "Selling Shareholders"), (iii) each director, director nominee and executive officer and (iv) all directors and executive officers as a group.

                                                   SHARES                                  SHARES
                                             BENEFICIALLY OWNED                      BENEFICIALLY OWNED
                                            PRIOR TO OFFERING(2)                    AFTER OFFERING(2)(3)
                                          -------------------------   NUMBER OF   -------------------------
                                          NUMBER OF    PERCENT OF      SHARES     NUMBER OF    PERCENT OF
NAME AND ADDRESS(1)                         SHARES        CLASS        OFFERED      SHARES        CLASS
- ----------------------------------------  ----------  -------------  -----------  ----------  -------------
Virgil K. Benton II(4)..................   1,908,720        32.9%       500,000    1,408,720        19.3%
Employee Stock Ownership Plan...........   1,578,335        27.2%            --    1,578,335        21.6%
JFJ Partners Ltd.(5)....................   1,130,493        19.5%       604,699      525,794         7.2%
Charles J. Hogarty(6)...................     447,226         7.7%            --      447,226         6.1%
Robert L. Blanton(7)....................      66,376         1.1%            --       66,376           *
Kimberly Jordan.........................      44,607           *         22,301       22,306           *
Donald I. Jordan........................      44,607           *         33,454       11,153           *
Ronald J. Jordan........................      44,607           *         28,992       15,615           *
Karen Jordan............................      21,111           *         10,554       10,557           *
Al A. Ronco(8)..........................     347,677         6.0             --      347,677         4.8%
Timothy C. McQuay(9)....................          --          --             --       10,000           *
George E. Seebart(9)....................          --          --             --       10,000           *
All directors and executive officers as
  a group (5 persons)(10)...............   2,769,999        47.8%       500,000    2,269,999        31.1%

- ------------
 *  Less than one percent.

(1) The business address of each beneficial owner is 700 East Bonita Avenue, Pomona, California 91767.

(2) Each person has sole voting and investment power over the shares of Common Stock shown as beneficially owned, subject to community property laws where applicable.

(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) Excludes (i) 166,241 shares held by or in trust for members of the Benton family, as to which shares Mr. Benton disclaims beneficial ownership, and
    (ii) 21,344 shares held for the benefit of Mr. Benton by the ESOP. The listed shares were acquired from Virgil Benton, Sr., a founder of the Company, in a family transaction.

(5) Excludes 154,932 shares held by members of the Jordan family.

(6) Excludes 55,831 shares held for the benefit of Mr. Hogarty by the ESOP.

(7) Excludes 26,613 shares held for the benefit of Mr. Blanton by the ESOP.

(8) Excludes 50,997 shares held for the benefit of Mr. Ronco by the ESOP.

(9) Consists of shares issuable upon the exercise of stock options to be granted pursuant to the Company's stock incentive plan to the named individual, who has been nominated to serve on the Board of Directors upon the completion of this Offering. See "Management -- Stock Incentive Plan."

(10) Excludes 154,610 shares held for the benefit of directors and executive officers by the ESOP.

                          DESCRIPTION OF CAPITAL STOCK

    The Company currently is authorized to issue up to (i) 20,000,000 shares of Common Stock, of which 5,800,000 shares are outstanding and held of record by 18 shareholders, and (ii) 3,000,000 shares of Preferred Stock, none of which are outstanding.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders (other than the election of directors). The Company's shareholders currently may cumulate their votes for the election of directors so long as at least one shareholder has given notice at the meeting of shareholders prior to the voting of that shareholder's desire to cumulate his or her votes. Cumulative voting will no longer be required or permitted under the Company's Restated Articles of Incorporation (the "Articles") at such time as (i) the Company's shares of Common Stock are listed on the Nasdaq National Market and the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders or (ii) the Company's shares of Common Stock are listed on the New York Stock Exchange or the American Stock Exchange. At the same time, the Company will divide its Board into three classes of directors. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, and the Company may have at least 800 holders of its equity securities by the record date for its next annual meeting of shareholders. Shareholder actions generally require the approval of the holders of a majority of the Company's outstanding shares of Common Stock. Subject to preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are, and the shares to be sold by the Company in this Offering will be, when issued and delivered against receipt of the consideration set forth in this Prospectus, validly issued, fully paid and nonassessable. Additional shares of Common Stock may be issued by the Company from time to time.

PREFERRED STOCK

    The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price, and the voting and other rights of the holders, of Common Stock.

CERTAIN PROVISIONS IN THE COMPANY'S ARTICLES AND BYLAWS

    SHAREHOLDER MEETINGS. The Articles provide that any action required to be taken or that may be taken at any meeting of the Company's shareholders may only be taken at a meeting of shareholders or by the written consent of the holders of two-thirds of the outstanding voting shares. Special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board or the President. In addition, if a shareholder wishes to propose an item for consideration at a special meeting of shareholders, or at the first annual meeting of shareholders after the date of this Offering, he must give written notice to the Company not less than 30 nor more than 60 days prior to the meeting or, if later, the tenth day following the first public announcement of such meeting, or such other date as is necessary to comply with applicable federal proxy solicitation rules or other regulations. The Bylaws of the Company (the "Bylaws") provide that, if a shareholder wishes to propose an item for consideration at any annual meeting of shareholders (other than the first annual meeting after the date of this Offering), he must give written notice to the Company not less than 90 days prior to the day and month on which, in the immediately preceding year, the annual meeting for such year had been held.

    BOARD OF DIRECTORS. The Bylaws provide that the number of directors shall be not less than five nor more than nine until changed by an amendment duly adopted by the Company's shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within such range, by the Board of Directors. The number of directors currently is fixed at five. The Articles provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into three classes of directors, each serving for staggered three-year terms. See "Management." The Articles and Bylaws further provide that (i) vacancies shall be filled solely by the affirmative vote of at least two-thirds of the remaining directors, (ii) shareholders may remove a director either with cause by the affirmative vote of at least a majority of the outstanding voting shares or without cause by the affirmative vote of at least two-thirds of the outstanding voting shares and (iii) the Board of Directors may remove a director with cause by the affirmative vote of at least two-thirds of the directors or, if such director ceases to be employed as an officer of the Company, by the affirmative vote of at least a majority of the directors.

    AMENDMENT OF ARTICLES AND BYLAWS. The Bylaws may not be amended without the approval of the holders of at least two-thirds of the outstanding voting shares or the approval of at least two-thirds of the authorized directors; provided, however, that the provisions of the Bylaws relating to the calling of special meetings of shareholders, shareholder proposals and the number and nomination of directors require the approval of the holders of at least two-thirds of the outstanding voting shares. In addition, the provisions contained in the Articles and Bylaws with respect to the unanimous vote for shareholder action without a meeting, the classification of the Board of Directors, the filling of vacancies on the Board of Directors, the elimination of cumulative voting, indemnification of directors, officers and others, the removal of directors and the Preferred Stock may not be amended without the affirmative vote of at least two-thirds of the outstanding voting shares.

    The foregoing provisions of the Articles and the Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

    The Company has appointed U.S. Stock Transfer Corporation, Glendale, California as the transfer agent and registrar for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

    Upon the completion of this Offering, there will be 7,300,000 shares of Common Stock outstanding, excluding shares issuable under the Company's stock incentive plan. Of these shares, the 2,700,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any such shares purchased by an "affiliate" of the Company. The remaining shares (the "Restricted Shares"), and any shares purchased in this Offering by an "affiliate" of the Company, may not be sold without registration under the Securities Act or pursuant to an applicable exemption therefrom.

    The Company and each of its officers, directors and existing shareholders (other than the ESOP) have agreed, for a period of 270 days from the date of this Prospectus (the "Lock-Up Period"), not to, directly or indirectly, sell or otherwise dispose of any shares of Common Stock in the public market, without the prior written consent of the Underwriters. See "Underwriting."

    Upon the expiration of the Lock-Up Period (or, with respect to the 1,578,335 shares held by the ESOP, 91 days after the consummation of this Offering), or such earlier date as the Representatives may approve, the 4,600,000 shares now held by the current shareholders will become eligible for sale in the public market under Rule 144.

    In general, under Rule 144 promulgated under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner other than an "affiliate" of the Company), or who is an "affiliate" of the Company, is entitled to sell within any three-month period a number of such Restricted Shares or, in the case of an "affiliate," a number of such Restricted Shares and shares purchased in this Offering, that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 73,000 shares immediately after this Offering) or (ii) the average weekly trading volume of the Company's Common Stock in the public market during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding the Company. A person who has not been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. Upon expiration of the Lock-Up Period, or such earlier date as the Representatives may approve, 4,419,867 of the Restricted Shares will have been held for more than three years. Of these outstanding shares of the Company's Common Stock, 2,949,357 shares are held by officers, directors or principal shareholders of the Company who may be deemed to be "affiliates" of the Company.

    Concurrently with the sale of the shares of Common Stock offered hereby to the several Underwriters, the Company will grant options to purchase an aggregate of 220,000 shares of Common Stock pursuant to the Option Plan. An additional 510,000 shares are reserved for issuance under the Option Plan. See "Management -- Stock Incentive Plan." The Company intends to register the sale of such shares under the Securities Act. Accordingly, as awards under the Option Plan vest, shares issued pursuant thereto will be freely tradeable.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), represented by Morgan Keegan & Company, Inc. and Crowell, Weedon & Co. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the
Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                                                             NUMBER OF
NAME OF UNDERWRITER                                                                            SHARES
- -------------------------------------------------------------------------------------------  ----------
Morgan Keegan & Company, Inc...............................................................
Crowell, Weedon & Co.......................................................................

                                                                                             ----------
    Total..................................................................................   2,700,000
                                                                                             ----------
                                                                                             ----------

    The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased. The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of       per share of Common Stock. The Underwriters may allow, and  such
dealers  may reallow,  a discount  not in  excess of         per  share to other
dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial public offering.

    The Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase on a pro rata basis up to an additional 405,000 shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

    The Company and each of its directors, officers and existing shareholders (other than the ESOP) have agreed, for a period of 270 days from the date of this Prospectus, not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, in the public market, without the prior written consent of the Representatives.

    The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among the Company, the

Selling Shareholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock are the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the general condition of the securities market at the time of the Offering and the market prices of publicly traded companies that the Company, the Selling Shareholders and the Representatives believe to be comparable to the Company.

    The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "KEYS," subject to official notice of issuance. The Company and the Selling Shareholders have been advised by the Representatives that each of the Representatives presently intend to make a market in the Common Stock offered hereby; however, the Representatives are not obligated to do so, and any market making activity may be discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after this Offering.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Troy & Gould Professional Corporation, Los Angeles, California.

                                    EXPERTS

    The financial statements of Keystone Automotive Industries, Inc. at March 31, 1995 and March 29, 1996 and for each of the three years in the period ended March 29, 1996, appearing in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance such statements are qualified in their entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, and to the exhibits and schedules thereto, which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Room 1014, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.......................................................        F-2

Balance Sheets at March 31, 1995 and March 29, 1996..................................        F-3

Statements of Income for years ended March 25, 1994, March 31, 1995 and March 29,
  1996...............................................................................        F-4

Statements of Shareholders' Equity for the years ended March 25, 1994, March 31, 1995
  and March 29, 1996.................................................................        F-5

Statements of Cash Flows for the years ended March 25, 1994, March 31, 1995 and March
  29, 1996...........................................................................        F-6

Notes to Financial Statements........................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Keystone Automotive Industries, Inc.

    We have audited the accompanying balance sheets of Keystone Automotive Industries, Inc. as of March 29, 1996 and March 31, 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Automotive Industries, Inc. at March 29, 1996 and March 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 29, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 4 to the financial statements, the Company changed its method of accounting for income taxes in 1994.

                                          ERNST & YOUNG LLP

Los Angeles, California
May 24, 1996

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                                 BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                              MARCH 31,    MARCH 29,
                                                                                                1995         1996
                                                                                             -----------  -----------
                                                       ASSETS
Current assets:
  Cash.....................................................................................   $   3,916    $   2,677
  Accounts receivable, less allowance for doubtful accounts of $376 in 1995 and $280 in
    1996...................................................................................       7,842       10,799
  Inventories, primarily finished goods....................................................      17,223       22,226
  Prepaid expenses.........................................................................         758          604
  Other receivables........................................................................         242           --
  Deferred taxes...........................................................................         978          724
                                                                                             -----------  -----------
        Total current assets...............................................................      30,959       37,030
Property, plant and equipment, at cost:
  Land.....................................................................................         348          376
  Buildings and leasehold improvements.....................................................       4,013        4,495
  Machinery and equipment..................................................................       1,366        1,451
  Furniture and fixtures...................................................................       4,060        4,496
                                                                                             -----------  -----------
                                                                                                  9,787       10,818
  Accumulated depreciation and amortization................................................      (5,676)      (6,487)
                                                                                             -----------  -----------
                                                                                                  4,111        4,331
Deferred taxes.............................................................................          94           22
Other assets...............................................................................       1,500        1,652
                                                                                             -----------  -----------
        Total assets.......................................................................   $  36,664    $  43,035
                                                                                             -----------  -----------
                                                                                             -----------  -----------
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit...........................................................................   $  11,050    $  12,250
  Bankers acceptances and other short term debt............................................       2,453        3,520
  Accounts payable.........................................................................       6,417        8,597
  Notes payable to officers, shareholders and other related parties........................         344          150
  Accrued salaries, wages and related benefits.............................................         492          810
  Other accrued liabilities................................................................         806          984
  Long-term debt, due within one year......................................................       1,078          400
                                                                                             -----------  -----------
        Total current liabilities..........................................................      22,640       26,711
Long-term debt.............................................................................       1,215          813
Accrued pension cost.......................................................................         440           36
Commitments
Shareholders' equity:
  Preferred stock, no par value:
    Authorized shares -- 3,000,000
    None issued and outstanding                                                                      --           --
  Common stock, no par value:
    Authorized shares -- 20,000,000
    Issued and outstanding shares -- 5,800,000 in 1995 and 1996, at stated value...........       4,299        4,299
  Additional paid-in capital...............................................................         436          436
  Retained earnings........................................................................       7,634       10,740
                                                                                             -----------  -----------
        Total shareholders' equity.........................................................      12,369       15,475
                                                                                             -----------  -----------
        Total liabilities and shareholders' equity.........................................   $  36,664    $  43,035
                                                                                             -----------  -----------
                                                                                             -----------  -----------

                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                              STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                                         YEAR ENDED
                                                                             ----------------------------------
                                                                             MARCH 25,   MARCH 31,   MARCH 29,
                                                                                1994        1995        1996
                                                                             ----------  ----------  ----------
Net sales..................................................................  $   84,884  $  101,596  $  115,326
Cost of sales..............................................................      51,196      61,532      70,246
                                                                             ----------  ----------  ----------
Gross profit...............................................................      33,688      40,064      45,080
Operating expenses:
  Selling and distribution expenses........................................      25,308      28,635      31,230
  General and administrative...............................................       6,603       8,226       7,565
                                                                             ----------  ----------  ----------
                                                                                 31,911      36,861      38,795
                                                                             ----------  ----------  ----------
Operating income...........................................................       1,777       3,203       6,285
Interest expense...........................................................         680         962       1,156
                                                                             ----------  ----------  ----------
Income before income taxes and cumulative effect of accounting change for
  income taxes.............................................................       1,097       2,241       5,129
Income taxes...............................................................         447         835       2,023
                                                                             ----------  ----------  ----------
Income before cumulative effect of change in method for accounting for
  income taxes.............................................................         650       1,406       3,106
Cumulative effect of accounting change for income taxes....................        (134)         --          --
                                                                             ----------  ----------  ----------
Net income.................................................................  $      516  $    1,406  $    3,106
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Income per share before cumulative effect of accounting change.............  $      .11  $      .24  $      .54
Cumulative effect per share................................................        (.02)         --          --
                                                                             ----------  ----------  ----------
Net income per share.......................................................  $      .09  $      .24  $      .54
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted averages shares outstanding.......................................   5,862,755   5,805,166   5,800,000
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  COMMON STOCK
                                                              ---------------------    PAID-IN    RETAINED
                                                                SHARES     AMOUNT      CAPITAL    EARNINGS     TOTAL
                                                              ----------  ---------  -----------  ---------  ---------
Balance at March 26, 1993...................................   5,592,555  $   3,606   $     436   $   5,712  $   9,754
  Issuance of 90,067 shares of common stock to officers
   ($3.32 per share)........................................      90,067        299          --          --        299
  Net income................................................          --         --          --         516        516
                                                              ----------  ---------       -----   ---------  ---------
Balance at March 25, 1994...................................   5,682,622      3,905         436       6,228     10,569
  Retirement of 62,755 shares of common stock ($3.32 per
   share)...................................................     (62,755)      (209)         --          --       (209)
  Issuance of 186,343 shares of common stock to officers
   ($3.34 per share)........................................     180,133        603          --          --        603
  Net income................................................          --         --          --       1,406      1,406
                                                              ----------  ---------       -----   ---------  ---------
Balance at March 31, 1995...................................   5,800,000      4,299         436       7,634     12,369
  Net income................................................          --         --          --       3,106      3,106
                                                              ----------  ---------       -----   ---------  ---------
Balance at March 29, 1996...................................   5,800,000  $   4,299   $     436   $  10,740  $  15,475
                                                              ----------  ---------       -----   ---------  ---------
                                                              ----------  ---------       -----   ---------  ---------

                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                              YEAR ENDED
                                                                                 -------------------------------------
                                                                                  MARCH 25,    MARCH 31,    MARCH 29,
                                                                                    1994         1995         1996
                                                                                 -----------  -----------  -----------
OPERATING ACTIVITIES
Net income.....................................................................   $     516    $   1,406    $   3,106
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
  Depreciation and amortization................................................         972          798          874
  Cumulative effect of accounting change for income taxes......................         134           --           --
  Deferred taxes...............................................................        (122)        (431)         326
  Provision for losses on uncollectible accounts...............................         253          229          241
  Provision for losses on inventory............................................         147        1,263          542
  (Gain) loss on sales of assets...............................................         (46)          32          (16)
  Stock issued for compensation................................................         299          603           --
  Changes in operating assets and liabilities:
    Accounts receivable........................................................      (1,614)        (730)      (3,198)
    Inventories................................................................      (4,743)       1,535       (4,694)
    Prepaid expenses and other receivables.....................................         682         (329)         739
    Other assets...............................................................          57          (50)         170
    Accounts payable...........................................................       2,660       (1,325)       2,180
    Accrued salaries, wages and related benefits...............................         139         (126)         318
    Other accrued liabilities and accrued pension costs........................         437          (66)        (526)
                                                                                 -----------  -----------  -----------
Net cash (used in) provided by operating activities............................        (229)       2,809           62
INVESTING ACTIVITIES
Proceeds from sale of assets...................................................          63           46           40
Acquisitions of certain service centers........................................          --       (1,289)      (1,342)
Purchases of property, plant and equipment.....................................        (550)      (1,590)        (999)
                                                                                 -----------  -----------  -----------
Net cash used in investing activities..........................................        (487)      (2,833)      (2,301)
FINANCING ACTIVITIES
Borrowings under bank credit facility..........................................          --        2,750        1,200
Payments under bank credit facility............................................          --       (1,200)          --
Bankers acceptances and other short-term debt, net.............................       1,689       (1,024)       1,067
Borrowings on notes payable to officers, shareholders and other related
 parties.......................................................................           6           14          178
Payments on notes payable to officers, shareholders and other related
 parties.......................................................................         (30)         (13)        (364)
Borrowings on long-term debt...................................................          --        1,880           --
Principal payments on long-term debt...........................................        (869)        (774)      (1,081)
Principal payments on capital lease obligations................................         (34)        (141)          --
Retirement of stock............................................................          --         (209)          --
                                                                                 -----------  -----------  -----------
Net cash provided by financing activities......................................         762        1,283        1,000
                                                                                 -----------  -----------  -----------
Net increase (decrease) in cash................................................          46        1,259       (1,239)
Cash at beginning of year......................................................       2,611        2,657        3,916
                                                                                 -----------  -----------  -----------
Cash at end of year............................................................   $   2,657    $   3,916    $   2,677
                                                                                 -----------  -----------  -----------
                                                                                 -----------  -----------  -----------
Supplemental disclosures
  Interest paid during the year................................................   $     663    $     908    $   1,175
  Income taxes paid during the year............................................   $      13    $   1,916    $   1,382


                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 MARCH 29, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS INFORMATION

    The principal business of Keystone Automotive Industries, Inc. (the "Company") is the distribution of replacement parts for automobiles and light trucks to collision repair shops through a network of 41 service centers located within the United States and Mexico. The significant accounting policies of the Company are summarized as follows:

FISCAL YEAR

    The Company operates using a 52/53 week fiscal year. The Company's fiscal year ends on the last Friday of March. The fiscal years ended March 25, 1994, March 31, 1995 and March 29, 1996 included 52, 53 and 52 weeks, respectively.

INVENTORIES

    The Company's inventories consist primarily of automotive crash parts and bumpers. Inventories are stated at the lower of cost (first-in, first-out) or market.

DEPRECIATION

    The Company uses the straight-line method for depreciation of property, plant, and equipment over the following estimated useful lives:

Buildings...............................    20 years
Machinery and equipment.................    5-10 years
Furniture and fixtures..................    5-8 years
Auto and truck..........................    3-5 years
Leasehold improvements..................    Term of lease or life of the asset,
                                             whichever is shorter

    Depreciation and amortization expenses amounted to approximately $972,000, $798,000 and $874,000 for the years ended March 25, 1994, March 31, 1995 and March 29, 1996, respectively.

CONCENTRATION OF CREDIT RISK

    Accounts receivable subject the Company to a potential concentration of credit risk. Substantially all of the Company's customers are in the auto body repair business, none representing more than 1% of sales. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses have consistently been within management's expectations. The Company purchased more than 10% of total purchases from one vendor during the fiscal years ended March 31, 1995 and March 29, 1996.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and
assumptions   that    affect    the    reported   amounts    of    assets    and

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996
liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations.

REVENUE RECOGNITION

    The Company recognizes revenue from product sales at the time of delivery. The Company provides its customers the right to return products that are damaged or defective. The effect of these programs is estimated and current period sales and cost of sales are reduced accordingly.

EARNINGS PER SHARE

    The Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company restated its Articles of Incorporation and Bylaws to increase the authorized shares of common stock to 20,000,000 and to authorize 3,000,000 shares of preferred stock. No preferred stock has been issued. Additionally, the Board of Directors and shareholders approved a common stock split of 3.8467 to 1 on April 16, 1996. All share and per share amounts in these financial statements have been adjusted for the common stock split.

    Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents attributable to stock options. Common stock equivalents were calculated using the treasury stock method based on the appraised fair market value of the Company's common stock obtained annually as of the end of the fiscal year from an independent appraiser.

NEW ACCOUNTING STANDARDS

    In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

    In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based compensation plans. The Company will comply with this standard in 1997. It is currently determining which alternatives available within the standard will be adopted.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

2.  FINANCING ARRANGEMENTS

    Long-term debt consisted of the following at March 31, 1995 and March 29, 1996:

                                                          1995     1996
                                                         -------  -------
                                                          (IN THOUSANDS)
Note payable to bank, due in monthly installments of
  $50,000, plus interest at the prime rate (8.25% at
  March 29, 1996), plus .5% due August 1, 1996.........  $   850  $   250
10.5% mortgage notes payable, principal and interest
  payable at $3,316 and $2,225 monthly through October
  1998 and June 1999, respectively.....................      207      160
Notes payable to Bumper Exchange, monthly principal of
  $6,790 and interest at 1% above the prime rate (8.25%
  at March 29, 1996), payable through October 1997.
  Secured by inventory, property and equipment.........      210      129
Note payable to FAMA, plus interest at 1% above prime
  rate.................................................      338       --
Note payable to PNC bank, monthly payments of $6,649
  with a variable interest rate (9.25% at March 29,
  1996), payable through April 30, 1999. Secured by
  property.............................................      688      674
                                                         -------  -------
                                                           2,293    1,213
Less amount due within one year........................    1,078      400
                                                         -------  -------
Amounts due after one year.............................  $ 1,215  $   813
                                                         -------  -------
                                                         -------  -------

    The mortgage note payable is secured by a purchase-money trust deed covering land and building, with a net book value of $431,000 and a cost of $618,000 at March 29, 1996.

    Long-term debt due after one year matures approximately as follows: 1997 -- $400,000; 1998 -- $122,000; 1999 -- $60,000; 2000 -- $23,000; 2001 -- $17,000;
and thereafter $591,000.

    The Company's credit agreement, which expires on October 31, 1996, provides for borrowings up to a maximum of $17,000,000, including a term loan up to $1,200,000, due August 1, 1996, and a revolving credit facility comprising a line of credit for direct advances, commitments from the bank for borrowings under bankers' acceptances, and letters of credit. The bank has offered in a letter to extend the line of credit to August 1, 1997, subject to a definitive agreement.

    Total direct advances under the line of credit are available up to a maximum of 80% of the amount of eligible accounts receivable and 50% of the amount of eligible inventory, less any outstanding bankers' acceptances and letters of credit. The maximum amount of letters of credit allowed by the agreement is $6,000,000, and this is limited by amounts already outstanding under the agreement. The Company had available $2,149,000 under the credit agreement as of March 29, 1996. At March 29, 1996, the balance outstanding under the line of credit was $12,250,000, of which $6,250,000 bears interest at the bank's reference rate of 8.25% (6.25% at March 31, 1995), plus .25%. The remaining $6,000,000 bears interest at LIBOR of 5.695% (6.25% at March 31, 1995), plus 1.5%. Additionally, the Company had outstanding import letters of credit amounting to approximately $526,000.

    The line-of-credit agreement and note payable to the bank are secured by accounts receivable, inventories, and equipment and are subject to certain restrictive covenants which restrict the payment of dividends and salaries and requires the maintenance of minimum tangible net worth and certain financial ratios. The Company was in compliance with its covenants as of March 29, 1996.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

3.  RELATED PARTY TRANSACTIONS

    The Company has entered into three lease agreements for facilities with two partnerships whose partners include certain of the Company's directors and officers and two lease agreements with a corporation which is owned by a family member of a Company officer and director, as described below. The Company believes that the terms and conditions of such leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into.

    The Company has entered into a lease in 1995 with V-JAC Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $3,494. V-JAC Properties, Ltd. is a partnership whose interests are held equally by the Company's founders, president and executive vice president.

    The Company has also entered into a lease in 1995 with V-JAC Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $2,985.

    The Company has entered into a lease in 1995 with B-J Properties, Ltd. with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $5,067.

    B-J Properties, LTD is a partnership whose interests are held by the Company's founders, both of whom retired as directors of the Company effective March 31, 1996.

    The Company has entered into a lease dated April 1, 1995 with Benton Real Properties, Inc. relating to approximately 24,082 square feet in Ontario, California, with a lease term of five years, for a monthly rent of $6,088 in the first year of the lease, increasing to $6,271, $6,459, $6,653 and $6,853, respectively, in each year thereafter. Benton Real Properties, Inc. is wholly owned by Bertha Benton, the mother of Virgil K. Benton II, the Company's Chief Executive Officer and a director.

    In January 1996, the Company exercised a five year lease option expiring on December 31, 2000, with respect to a lease dated January 1, 1991, with Benton Real Properties, Inc., relating to approximately 20,000 square feet in Ontario, California, for a monthly rent of $5,634 in the first year of the lease, increasing to $5,803, $5,977, $6,157 and $6,341, respectively, in each year thereafter.

    Rent expense paid to related parties amounted to $252,000, $270,000 and $196,000 for 1994, 1995 and 1996, respectively, exclusive of the Company's obligation for property taxes and insurance.

    Notes payable to officers, shareholders, and other related parties are unsecured, due October 1, 1998, and bear interest at the prime rate (8.25% at March 29, 1996) plus 1%. Interest expense incurred in connection with these obligations was $20,000, $29,000 and $40,000 during the years ended March 25, 1994, March 31, 1995 and March 29, 1996, respectively.

    The Company has adopted a policy that it will not enter into any material transaction in which a Company director or officer has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair to the Company and is approved by a majority of the Company's disinterested directors or by the Company's shareholders, as provided for under California law.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

4.  INCOME TAXES

    Effective for the beginning of the year ended March 25, 1994, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement 109 decreased net income by $134,000 in fiscal 1994.

    Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Significant components of the Company's deferred tax liabilities and assets as of March 31 are as follows (in thousands):

                                           1995    1996
                                          ------  ------
Deferred tax assets
  Book depreciation over tax............  $  402  $  366
  Uniform cost capitalization...........     232     226
  Inventory reserve.....................     514     107
  Accrued expenses not currently
   deductible for tax...................     426     393
  Other, net............................      --      35
                                          ------  ------
        Total deferred tax assets.......   1,574   1,127

Deferred tax liabilities
  Prepaid expenses......................    (368)   (381)
  Other, net............................    (134)     --
                                          ------  ------
        Total deferred tax
         liabilities....................    (502)   (381)
                                          ------  ------
        Net deferred assets.............  $1,072  $  746
                                          ------  ------
                                          ------  ------

    No valuation allowance was necessary for deferred tax assets in 1996 or 1995.

    Significant components of the provision for income taxes attributable to operations under the liability method are as follows (in thousands):

                                                      1994      1995     1996
                                                    --------   -------  -------
Current:
  Federal.........................................   $ 451     $ 1,135  $ 1,339
  State...........................................     118         276      358
                                                    --------   -------  -------
                                                       569       1,411    1,697

Deferred:
  Federal.........................................     (99)       (383)     277
  State...........................................     (23)       (193)      49
                                                    --------   -------  -------
                                                      (122)       (576)     326
                                                    --------   -------  -------
                                                     $ 447     $   835  $ 2,023
                                                    --------   -------  -------
                                                    --------   -------  -------

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

    The reconciliation of income taxes at the U.S. federal statutory tax rate to reported income taxes expense is as follows (in thousands):

                                                    1994  1995   1996
                                                    ----  ----  ------
Income taxes at statutory tax rate................  $373  $762  $1,743
State income taxes, net of federal tax effect.....    61   120     274
Non-deductible expenses...........................    13     4       6
Other, net........................................         (51)     --
                                                    ----  ----  ------
                                                    $447  $835  $2,023
                                                    ----  ----  ------
                                                    ----  ----  ------

5.  EMPLOYEE BENEFIT PLANS

    The Company has an employee stock ownership plan which covers substantially all of its employees. Under the terms of the Internal Revenue Code, each year's tax deductible contribution is limited to a maximum of 25% of the Company's qualified payroll. A carryover of unused allowable contributions is allowed, subject to certain limits. Under the terms of the plan, the Company makes the contribution to the Trustee, who is required to follow the Administrative Committee's investment decisions. The Company's contributions to the plan were $174,000, $190,000 and none in 1994, 1995 and 1996, respectively.

    In March 1979, the Company adopted a defined benefit pension plan (the "Plan") to provide pension benefits to all non-union employees. Plan benefits are based on an employee's years of service and the compensation during the five years of employment which would yield the highest average compensation. The assets of the plan consist primarily of investments in mutual funds, time certificates of deposit, and marketable debt securities. The Company's policy is to fund pension cost accrued.

    The net periodic pension cost for the Plan for the years ended March 25, 1994, March 31, 1995 and March 29, 1996, consisted of the following (in thousands).

                                                    1994   1995   1996
                                                    -----  -----  -----
Service costs -- benefits earned during the
 year.............................................  $ 105  $ 120  $ 132
Interest cost on projected benefit obligation.....    174    188    213
Actual return on assets...........................   (122)  (136)  (153)
Net amortization and deferral.....................     43     40     45
                                                    -----  -----  -----
                                                    $ 200  $ 212  $ 237
                                                    -----  -----  -----
                                                    -----  -----  -----

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

    The following is a summary of the status of the funding of the Plan (in thousands):

                                                     1995     1996
                                                    -------  -------
Actuarial present value of benefit obligations:
  Vested benefit obligations......................  $(2,228) $(2,414)
  Non-vested benefit obligations..................      (66)     (65)
                                                    -------  -------
Accumulated benefit obligations...................  $(2,294) $(2,479)
                                                    -------  -------
                                                    -------  -------
Projected benefit obligations.....................  $(2,668) $(2,902)
Assets of the plan at market......................    1,853    2,442
                                                    -------  -------
Projected benefit obligation greater than assets
  of the plan.....................................     (815)    (460)
Unrecognized net loss not yet recognized in
  periodic pension cost...........................    1,241    1,148
Unrecognized net transition obligation at March
  28, 1987, being recognized over 25 years........      136      128
Adjustment required to recognize minimum
  liability:
  Accrued but not expensed........................      171       (1)
  Unfunded liability..............................      440       36
                                                    -------  -------
Prepaid pension included in other assets and
  prepaid expenses................................  $ 1,173  $   851
                                                    -------  -------
                                                    -------  -------

    In determining the actuarial present value of projected benefit obligations at March 31, 1995 and March 29, 1996, a discount rate of 8% was used. Future compensation levels are assumed to increase at an annual rate of 5%. The expected long-term annual rate of return on assets is 8%.

6.  STOCK COMPENSATION PLAN

    During fiscal 1989, the Company's Board of Directors approved a restricted stock compensation plan for participating directors, officers, and other key management personnel, with the aggregate amount of authorized, but unissued, common shares to be delivered upon the exercise of all options granted, not to exceed 961,675. Options to purchase 630,466 common shares were granted during fiscal 1989 and become exercisable in seven equal installments for each of seven years, commencing with fiscal 1989, provided certain minimum revenue and pre-tax income increases are achieved during each year of the option period. Options which do not become exercisable during a given year due to non-attainment of these increases may become exercisable in the next year, provided the cumulated increases in revenues and pre-tax income are equal to the minimum amounts otherwise required for the year in which the exercise may occur. Options which become exercisable in a particular year expire if not exercised by the end of such fiscal year. The purchase price of stock covered by each option is determined by the Stock Option Committee.

    During fiscal 1994 and 1995, restricted stock options of 90,067 and 180,133, respectively, were exercised and were valued at the time of exercise ($3.32 in 1994 and $3.34 in 1995). No options were exercised in 1996. Transactions under the Plan were as follows:

STOCK OPTIONS                                       SHARES   PRICE
- --------------------------------------------------  -------  -----
Outstanding at March 26, 1993.....................  270,200  $--
Exercised.........................................   90,067  $3.32
Outstanding at March 25, 1994.....................  180,133   --
Exercised.........................................  180,133  $3.34
                                                    -------  -----
Outstanding at March 31, 1995.....................       --     --
                                                    -------  -----
                                                    -------  -----

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                 MARCH 29, 1996

7.  COMMITMENTS

    The Company leases substantially all of its property and a portion of its plant and equipment. Certain of the leases contain renewal options of from two to five years. Future minimum lease payments, under noncancelable operating leases with initial terms of one year or more, are approximately as follows at March 29, 1996 (in thousands):

                                                    RELATED                           TOTAL
                                                     PARTY      BUILDING    FLEET   OPERATING
                                                    LEASES      LEASES      LEASES   LEASES
                                                    -------     -------     ------  ---------
1997..............................................   $282       $1,541      $  726   $2,549
1998..............................................    252        1,288         639    2,179
1999..............................................    152          941         391    1,484
2000..............................................    157          809         109    1,075
2001..............................................     57          569          --      626
Thereafter........................................     --          267          --      267
                                                    -------     -------     ------  ---------
    Total minimum rental payments.................   $900       $5,415      $1,865   $8,180
                                                    -------     -------     ------  ---------
                                                    -------     -------     ------  ---------

    Total rent expense amounted to $1,891,000, $1,698,000 and $2,908,000 for fiscal 1994, 1995 and 1996, respectively, exclusive of the Company's obligation for property taxes and insurance. Certain leases contain provisions for rent escalation which is being amortized on a straight-line basis over the lives of the leases.

8.  ACQUISITION

    In November 1994, the Company purchased substantially all of the assets, primarily inventory, furniture and fixtures, and equipment of FAMA for approximately $1,289,000 in cash and a note for $388,000. The acquisition was accounted for using the purchase method, and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values.

    During the year ended March 29, 1996, the Company purchased substantially all of the assets, primarily inventory and equipment of M.A.P. International, C.D. Wheel and United Bumper. The Company paid approximately $1,192,000 in cash and gave a note for $150,000. The Company entered into a new loan with its bank in connection with one of the purchases. The acquisitions were accounted for using the purchase method, and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values.

9.  SUBSEQUENT EVENT

    The Company is currently negotiating the purchase of substantially all of the assets, primarily inventory and receivables, for approximately $4,000,000 in cash and notes of a distributor of aftermarket collision parts currently operating seven service centers in the Southeast.

(Clockwise from top)
"Remanufactured Aluminum Wheels"
(Photograph of remanufactured aluminum wheels)
"Keystone Service Center"
(Photograph of a Keystone service center)
"Private Label Product Line"
(Photograph of the Company's private label product line)

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES, OR ANY SUCH SHARES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           7
Use of Proceeds................................          10
Dividend Policy................................          10
Dilution.......................................          11
Capitalization.................................          12
Selected Financial Data........................          13
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations....................................          14
Business.......................................          18
Management.....................................          26
Principal and Selling Shareholders.............          35
Description of Capital Stock...................          36
Underwriting...................................          39
Legal Matters..................................          40
Experts........................................          40
Additional Information.........................          40
Index to Financial Statements..................         F-1

                               ------------------

  UNTIL               , 1996 (25  DAYS AFTER THE DATE  OF THIS PROSPECTUS),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,700,000 SHARES

                                     [LOGO]

                              KEYSTONE AUTOMOTIVE
                                INDUSTRIES, INC.

                                  COMMON STOCK

                             ---------------------

                              P R O S P E C T U S
                             ---------------------

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                             CROWELL, WEEDON & CO.

                                          , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the offering are as follows:


SEC registration fee..............................................  $  10,707
NASD filing fee...................................................      3,605
Nasdaq filing fee.................................................     20,525
Blue Sky filing fees and expenses.................................     12,500
Printing and engraving expenses...................................    110,000
Legal fees and expenses...........................................    250,000
Accounting fees and expenses......................................    160,000
Registrar and transfer agent fees.................................      2,000
Miscellaneous.....................................................     80,663
                                                                    ---------
    Total.........................................................  $ 650,000
                                                                    ---------
                                                                    ---------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


    The California General Corporations Law provides that California corporations may include provisions in their Articles of Incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, except for the liability of a director resulting from (i) any transaction from which the director derives an improper personal benefit, (ii) acts or omissions involving intentional misconduct or a knowing and culpable violation of law,
(iii) acts or omissions that a director believes to be contrary to the best interest of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iv) acts or omissions constituting an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (v) acts or omissions showing a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (vi) any improper transaction between a director and the corporation in which the director has a material financial interest, or (vii) the making of an illegal distribution to shareholders or any illegal loan or guaranty. The Registrant's Restated Articles of Incorporation contain such a provision.

    The  Underwriting  Agreement, a  proposed form  of which  has been  filed as
Exhibit 1.1 hereto, provides for the indemnification of directors, officers, employees, agents and controlling persons of the Registrant by the Underwriters under certain circumstances.

    The Bylaws of the Registrant, in the form attached as Exhibit 3.2, require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law.

    The Registrant has entered into indemnification agreements with its directors and executive officers that require the Registrant to indemnify the directors and executive officers to the fullest extent permitted by applicable law.

ITEM 15.  RECENT SALES

    Since April 1, 1993, the Company has issued and sold (without payment of any selling commission to any person) the following securities, which were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

        (a) From April 1, 1993 to March 31, 1994, the Company sold an aggregate of 90,067 shares of Common Stock for an aggregate purchase price of $299,465 to various employees pursuant to the exercise of options granted under the Restricted Stock Compensation Plan in reliance on Section 4(2) of the Securities Act as not involving a public offering. For a description of the Restricted Stock Compensation Plan, see
    Note 6 of Notes to Financial Statements.

        (b) From April 1, 1994 to March 31, 1995, the Company sold an aggregate of 180,133 shares of Common Stock for an aggregate purchase price of $602,208 to various employees pursuant to the exercise of options granted under the Restricted Stock Compensation Plan in reliance on Section 4(2) of the Securities Act as not involving a public offering. For a description of the Restricted Stock Compensation Plan, see Note 6 of Notes to Financial Statements.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:


 EXHIBIT
   NO.                                                DESCRIPTION
- ----------  ------------------------------------------------------------------------------------------------
 1.1*       Form of Underwriting Agreement.
 3.1*       Restated Articles of Incorporation of the Registrant filed with the California Secretary of
             State on April 16, 1996.
 3.2*       Amended and Restated Bylaws of the Registrant.
 3.3*       Proposed form of Restated Articles of Incorporation of the Registrant.
 3.4        Amended and Restated Bylaws of the Registrant adopted on April 17, 1996.
 3.5        Restated Articles of Incorporation of the Registrant filed with the California Secretary of
             State on June 7, 1996.
 4.1        Form of stock certificate.
 5.1        Opinion of Manatt, Phelps & Phillips, LLP.
10.1*       Employment Agreement, between the Registrant and Virgil K. Benton II.
10.2*       Employment Agreement, between the Registrant and Charles J. Hogarty.
10.3*       Employment Agreement, between the Registrant and Al A. Ronco.
10.4*       Employment Agreement, between the Registrant and Robert L. Blanton.
10.5*       Indemnification Agreement, between the Registrant and Virgil K. Benton II.
10.6*       Indemnification Agreement, between the Registrant and Charles J. Hogarty.
10.7*       Indemnification Agreement, between the Registrant and Al A. Ronco.
10.8*       Indemnification Agreement, between the Registrant and Robert L. Blanton.
10.9*       Indemnification Agreement, between the Registrant and John M. Palumbo.
10.10*      Keystone Automotive Industries, Inc. 1996 Stock Incentive Plan, together with forms of incentive stock option, non-qualified stock option and restricted stock agreements.
10.11*      The Registrant's Employee Defined Benefit Pension Plan, as amended.
10.12*      The Registrant's Employee Stock Ownership Plan, as amended.
10.13*      The Registrant's 1989 Restricted Stock Option Plan.
10.14*      Lease Agreement, dated January 5, 1995, between V-JAC Properties, Ltd. and the Registrant.
10.15*      Lease Agreement, dated January 5, 1995, between B-J Properties, Ltd. and the Registrant.
10.16*      Lease and Option Agreement, dated April 1, 1995, between Benton Real Properties, Inc. and the
             Registrant.

 EXHIBIT
   NO.                                                DESCRIPTION
- ----------  ------------------------------------------------------------------------------------------------
10.17*      Lease and Option Agreement, dated January 1, 1991, between Benton Real Properties, Inc. and the
             Registrant.
10.18*      Lease Agreement, dated January 5, 1995, between V-JAC Properties, Ltd. and the Registrant.
10.19*      Loan and Security Agreement, dated December 17, 1990, between Union Bank and the Registrant, as amended.
10.19.1**   Letter dated May 24, 1996 from Union Bank to the Registrant.
10.20*      Term Loan Rider, dated December 17, 1990, between Union Bank and the Registrant.
10.21*      Inventory Rider Agreement, dated December 17, 1990, between Union Bank and the Registrant, as amended.
10.22*      Term Promissory Note, dated December 17, 1990, by the Registrant in favor of Union Bank.
10.23*      Letter of Credit/Bankers Acceptance Rider, dated December 17, 1990, between Union Bank and the
             Registrant, as amended.
10.24*      ERISA Rider, dated December 17, 1990, between Union Bank and the Registrant.
10.25*      Equipment Rider, dated December 17, 1990, between Union Bank and the Registrant, as amended.
10.26*      Waiver Letter, dated April 15, 1994, between Union Bank and the Registrant.
10.27*      Promissory Note, dated September 28, 1992, from the Registrant to the order of Bumper Exchange,
             Inc.
23.1**      Consent of Ernst & Young LLP, independent auditors.
23.2        Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1).
24.1*       Power of Attorney.
27.1        Financial Data Schedule.
99.1*       Consent of Nominated Directors.


- ------------

 * Previously filed as an exhibit to the Registration Statement on Form S-1.


**Previously filed  as  an  exhibit  to Amendment  No.  1  to  the  Registration
  Statement on Form S-1.


    (b) Financial Statement Schedules:

    Schedule II  Valuation and Qualifying Accounts

    All other schedules are omitted because they are not applicable or the required information is shown in the Registrant's financial statements or the related notes thereto.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) That for the purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pomona, State of California, on June 14, 1996.


                                          KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                                          By        /S/ ROBERT L. BLANTON


                                             -----------------------------------

                                                       Robert L. Blanton,


                                                   Vice President -- Finance


    Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                    /S/ VIRGIL K. BENTON II*            Chairman of the Board and
     -------------------------------------------         Chief Executive Officer (Principal        June 14, 1996
                 Virgil K. Benton II                     Executive Officer)

               /S/ CHARLES J. HOGARTY*
     -------------------------------------------        President, Chief Operating Officer and     June 14, 1996
                  Charles J. Hogarty                     Director

                   /S/ AL A. RONCO*
     -------------------------------------------        Executive Vice President, Secretary and    June 14, 1996
                     Al A. Ronco                         Director

                /S/ ROBERT L. BLANTON
     -------------------------------------------        Vice President -- Finance (Principal       June 14, 1996
                  Robert L. Blanton                      Financial and Accounting Officer)

                 /S/ JOHN M. PALUMBO*
     -------------------------------------------        Vice President and Treasurer               June 14, 1996
                   John M. Palumbo

*By         /S/ ROBERT L. BLANTON
                --------------------------------------
                  Robert L. Blanton,
                   ATTORNEY-IN-FACT

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Keystone Automotive Industries, Inc.

    We have audited the financial statements of Keystone Automotive Industries, Inc. as of March 29, 1996, and March 31, 1995 and for each of the three years in the period ended March 29, 1996, and have issued our report thereon dated May 24, 1996, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule of Keystone Automotive Industries, Inc. listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Los Angeles, California
May 24, 1996

                                                                      ITEM 16(B)

                         KEYSTONE AUTOMOTIVE INDUSTRIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                          ADDITIONS
                                                                   ------------------------
                                                     BALANCE AT    CHARGED TO   CHARGED TO                 BALANCE AT
                                                    BEGINNING OF    COSTS AND      OTHER                     END OF
                   DESCRIPTION                         PERIOD       EXPENSES     ACCOUNTS     DEDUCTIONS     PERIOD
- --------------------------------------------------  -------------  -----------  -----------  ------------  -----------
Year ended March 25, 1994
  Reserve and allowances deducted from asset
   accounts:
    Allowance for uncollectible accounts..........    $     359     $     253    $      --    $     239(1)  $     373
    Allowance for slow-moving inventory...........    $      --     $     147    $      --    $     147     $      --
Year ended March 31, 1995
  Reserve and allowances deducted from asset
   accounts:
    Allowance for uncollectible accounts..........          373           229           --          226(1)        376
    Allowance for slow-moving inventory...........           --         1,263           --           43         1,220
Year ended March 31, 1996
  Reserve and allowances deducted from asset
   accounts
    Allowance for uncollectible accounts..........          376           241           --          337(1)        280
    Allowance for slow-moving inventory...........        1,220           542           --        1,508           254

- ------------
(1) Uncollectible accounts written off, net of recoveries.

                                      S-2